EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

         The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, Earnings per Share, effective December 31, 1997. Statement No. 128 requires the restatement of all prior-period earnings per share amounts to conform to the 1997 presentation. The effect of applying the provisions of Statement No. 128 to periods prior to 1997 did not have a material impact on previously reported amounts. For further discussion of earnings per share and the impact of Statement No. 128, see the notes to the consolidated financial statements.


                                                           1997          1996            1995
                                                        -----------  -------------  ------------
Numerator:
Net Income                                             $ 12,464,000   $ 10,130,000  $ 8,718,000
                                                         ==========  =============  ============


Denominator:
          Denominator for basic earnings per share --
          Weighted average shares outstanding             6,146,528      5,586,006    5,642,186


          Effect of dilutive securities:
            Employee stock options                           15,916          1,397            -
            Contingent stock-acquisition                      3,500             -             -
                                                        -----------  -------------  ------------
          Dilutive potential common shares                   19,416          1,397            0
                                                        -----------  -------------  ------------

          Denominator for diluted earnings
            per share -
          Weighted average shares and assumed
            conversions                                   6,165,944      5,587,403    5,642,186
                                                         ==========  =============  ============

Basic earnings per share                                 $     2.03    $      1.81   $     1.55
                                                         ==========  =============  ============


Diluted earnings per share                               $     2.02    $      1.81   $     1.55
                                                         ==========  =============  ============

SELECTED FINANCIAL DATA

TABLE ONE
FINANCIAL SUMMARY
(in thousands, except per share data)

                                                                            FIVE YEAR SUMMARY

                                                    1997            1996           1995            1994           1993
                                                    ----            ----           ----            ----           ----
SUMMARY OF OPERATIONS
  Total interest income                            $   96,796     $   86,069       $   75,125       $ 62,762       $ 55,301
  Total interest expense                               44,691         39,064           33,580         25,168         22,425
  Net interest income                                  52,105         47,005           41,545         37,594         32,876
  Provision for loan losses                             1,662          1,678            1,104          1,040          1,434
  Total other income                                   26,716         11,123            6,346          5,249          3,862
  Total other expenses                                 57,670         40,982           33,887         30,116         24,292
  Income before income taxes                           19,489         15,468           12,900         11,687         11,012
  Net income                                           12,464         10,130            8,718          8,141          7,645


PER SHARE DATA
  Net income (basic) (1)                           $     2.03     $     1.81       $     1.55       $   1.44       $   1.35
  Net income (diluted) (1)                               2.02           1.81             1.55           1.44           1.35
  Cash dividends declared (2)                             .73            .63              .56            .49            .46
  Book value per share                                  16.56          14.21            13.09          11.66          11.56

AVERAGE BALANCE SHEET SUMMARY
  Total loans                                      $  757,803     $  665,641       $  608,551       $504,795       $413,645
  Securities                                          179,590        166,667          221,743        264,976        262,742
  Deposits                                            892,865        812,655          771,303        736,115        639,480
  Long-term debt                                       46,129         24,666            8,204          6,252          4,387
  Stockholders' equity                                 92,317         76,130           69,463         67,652         63,511
  Total assets                                      1,213,261      1,079,540          957,048        864,690        739,804

AT YEAR END
  Net loans                                        $  772,689     $  690,701       $  650,195       $547,809       $462,424
  Securities                                          162,912        163,922          194,368        239,882        283,833
  Deposits                                            938,498        828,670          797,415        746,805        709,958
  Long-term debt                                       68,400         34,250           20,000          6,875          5,875
  Stockholders' equity                                106,255         79,373           73,139         66,299         65,605
  Total assets                                      1,266,143      1,048,810        1,040,969        895,785        816,225

SELECTED RATIOS
    Return on average assets                            1.03%           .94%             .91%           .94%          1.03%
    Return on average equity                           13.50           13.31           12.55           12.03          12.04
    Average equity to average assets                    7.61            7.05            7.26            7.82           8.58
    Dividend payout ratio (2)                          35.96           34.81           36.47           33.91          34.36

(1) All earnings per share amounts for all periods have been presented to conform to Statement of Financial Accounting Statement No. 128, Earnings Per Share.

(2) Cash dividends and the related payout ratio are based on historical results of the Company and do not include cash dividends of acquired companies prior to the dates of consummation.


  The Company's Common Stock is included on the Nasdaq National Market under the symbol CHCO. The table below sets forth the cash dividends paid per share and information regarding the market prices per share of the Company's Common Stock for the period indicated. The price ranges are based on transactions as reported on the Nasdaq National Market. At December 31, 1997, there were 2,198 stockholders of record. See NOTE TWELVE of the audited Consolidated Financial Statements for a discussion of restrictions on bank dividends.


TWO YEAR SUMMARY OF
COMMON STOCK PRICES AND DIVIDENDS

                                             MARKET PRICE RANGE*
                              Cash
                           Dividends
                           Per Share*        Low             High
1997
Fourth Quarter            $    .19         $    39.875     $ 42.375
Third Quarter                  .18              32.250       43.250
Second Quarter                 .18              30.000       34.500
First Quarter                  .18              25.750       34.750

1996
Fourth Quarter            $   .170         $    21.000     $ 26.250
Third Quarter                 .155              19.773       22.955
Second Quarter                .155              20.000       23.409
First Quarter                 .155              20.909       24.091
-----------------------------------------------------------------------

*All per share data have been restated to reflect a 10% stock dividend effective November, 1996. Cash dividends represent amounts declared by the Company and do not include cash dividends of acquired companies prior to the dates of acquisition.

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CITY HOLDING COMPANY

         City Holding Company (the Company), a West Virginia corporation headquartered in Cross Lanes, West Virginia, a suburb of Charleston, commenced operations in November 1983. The Company currently owns The City National Bank of Charleston (a wholly-owned subsidiary) (City National) and its banking divisions, The Peoples National Bank, First State Bank & Trust, The Bank of Ripley, Home National Bank of Sutton, Blue Ridge Bank, Peoples State Bank, The First National Bank of Hinton (Hinton), Merchants National Bank, and The Old National Bank of Huntington. City National and its banking divisions (collectively, the Bank) are retail and consumer-oriented community banks that emphasize personal service and currently operate 43 banking offices in 15 counties throughout the state of West Virginia.

         Prior to December 1997, these banking divisions of City National operated as separate affiliates. In December 1997, all banking affiliates' charters were combined into one, City National. However, as these banks became divisions of City National, they retained their historical names, management and Boards of Directors consistent with the Company's historical acquisition policy. The Company believes that retaining community loyalty is a prudent business practice and is beneficial in seeking future strategic acquisition opportunities for small to medium size banks, financial service companies and other entities. The most recent bank acquisition by the Company was the acquisition of The Old National Bank of Huntington (Old National) in January 1997, a $49 million bank located in Huntington, West Virginia. In addition, the Company intends to acquire Del Amo Savings Bank, FSB, a $115 million federally chartered savings bank in Torrance, California. This acquisition has been approved by the shareholders of Del Amo, but remains subject to regulatory approval. The Del Amo acquisition is expected to be consummated by the end of the first quarter of 1998.

         In addition to its banking divisions, as part of its strategy to diversify and expand into new areas of the financial services area, City National operates seven non-banking divisions, City Mortgage Services, First Allegiance Financial Corporation (First Allegiance), City Credit Services, RMI, Ltd. (RMI), Jarrett-Aim Communications, Inc. (Jarrett-Aim), City Capital Markets Corporation, and CNB East Retail.

         City Mortgage Services, a mortgage loan servicing division headquartered in Cross Lanes, West Virginia, was formed to facilitate the Company's growth of its mortgage servicing portfolio. On December 31, 1996, the Company acquired certain assets and assumed certain liabilities of Prime Financial Corporation, a mortgage loan servicing company located in Costa Mesa, California, which increased the Company's mortgage loan servicing portfolio by approximately $600 million. This West Coast operation was absorbed into City Mortgage Services. In December 1997, this division was transferred from the Company to City National.

         In October 1997, City National acquired First Allegiance and created City Credit Services, both headquartered in Irvine, California, which are originators of junior lien mortgages for sale to independent third parties.

         On December 5, 1997, City National acquired RMI, an insurance agency located in Winfield, West Virginia. RMI offers a full range of insurance products and services, including employee benefit programs, key person programs, benefits consulting services, property and casualty insurance, retirement plans and deferred compensation plans, to select corporate associations and individual clients. In January 1998, City National completed its acquisition of Jarrett-Aim located in Charleston, West Virginia. Jarrett-Aim will print all of the Bank's forms, manage its warehouse and distribution functions as well as provide marketing and direct mail service.

         City Capital Markets Corporation, a wholly owned subsidiary of City National, was formed in December 1997 as a limited purpose finance company to effect the securitization of various types of mortgage loans and financial assets. CNB East Retail was created during the fourth quarter of 1997 as a separate retail loan origination division of City National. CNB East Retail is the east coast complement to the west coast retail originators, First Allegiance and City Credit Services, previously discussed. The creation of CNB East Retail gives the Company three separate retail origination platforms from which its products and services can be marketed.

         The Company, in addition to City National and its divisions, owns City Financial Corporation, a full service securities brokerage and investment advisory company, headquartered in Charleston, West Virginia with its office located in City National's main location.


HIGHLIGHTS AND SUMMARY

         Return on average assets (ROA), a measure of the effectiveness of asset utilization, was 1.03% in 1997. Return on average equity (ROE), which measures the return on stockholders' investment, was 13.50% in 1997. The Company's ROA and ROE were .94% and 13.31%, respectively, in 1996. Basic and diluted earnings per share for 1997 were $2.03 and $2.02, respectively, which represents an increase of approximately 12.2% and 11.6% from the $1.81 (both basic and diluted) per share in 1996. The main reason for the increase in earnings per share is increased net interest income and other income. Increases in net interest income are primarily attributable to the increased volume in the Company's loan portfolio and the increased yield in the Company's loans held for sale portfolio. The increase in other income is a result of the Company's emphasis on diversifying its revenue sources through an expanded line of financial services, primarily mortgage banking activities (see OTHER INCOME AND EXPENSES for further discussion).

         The Company reported total assets of $1.266 billion at December 31, 1997 and achieved $12.5 million in net income for the year then ended. Total assets increased 20.7% over the 1996 total of $1.049 billion. Net income was up significantly over the $10.1 million and $8.7 million reported for 1996 and 1995, respectively.

INCOME STATEMENT

INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES

         Average interest-earning assets increased $115.4 million from 1996 to 1997 and $110.0 million from 1995 to 1996. A significant part of the increase in 1997 is attributable to real estate and commercial loan volume generated by the Company's banking divisions. Most of the growth has been in response to the Company's service-oriented philosophy and its active involvement in the local communities it serves. The Company believes its decentralized management style appeals to retail consumers and small businesses. These lending arrangements are in furtherance of the Company's mission of being a high quality service provider and retaining strong ties to the local communities in which its banking divisions operate. In 1997, the Company's banking divisions had an aggregate increase in average loans of approximately $92.2 million or 13.85%.

         The 1997 and 1996 increases in average interest earning assets are also attributable to greater average volumes in the whole loan purchasing program and in the origination of debt consolidation loans and other junior lien mortgages to be sold or securitized. At December 31, 1997, these loans had a weighted average coupon of 13.14% and a weighted average maturity of approximately 201 months. The Company earned approximately $15.1 million and $12.6 million of gross interest income during 1997 and 1996, on average balances of program loans of approximately $146.2 million and $136.4 million, respectively. These loans are being funded through short-term borrowings which consist primarily of advances from the Federal Home Loan Bank of Pittsburgh (see LOANS HELD FOR SALE for further discussion).

         Average investment securities increased $12.9 million from $167 million in 1996 to $180 million in 1997. This increase is primarily attributable to the acquisition of Old National. The overall yield on investments has decreased 9 basis points from 1996 as a result of reinvestment of matured securities at slightly lower rates. Average investment securities decreased $55.1 million from $222 million in 1995 to $167 million in 1996.

  In 1997, the Company's banking divisions had an aggregate increase in average interest-bearing deposits of approximately $70.6 million or 10.15%. Most of the internal growth in deposits has been in response to the Company's customer service and expansion of banking offices. The 1997 average interest-bearing deposit balances include the acquisition of Old National and the deposits of four new West Virginia banking office locations.

         Average short-term borrowings increased $3.7 million from 1996 to 1997 and $55.8 million from 1995 to 1996. The average rate paid by the Company for short-term borrowings increased 13 basis points in 1997 and decreased 47 basis points in 1996 due to general movements in market interest rates. For further details see NOTE NINE to the audited Consolidated Financial Statements.

         Average long-term debt includes $27.8 million in obligations of the Parent Company and $18.3 million in FHLB obligations of City National. For further details with respect to long-term debt, see NOTE ELEVEN of the audited Consolidated Financial Statements.

TABLE TWO
EARNING ASSETS AND INTEREST-BEARING LIABILITIES
(in thousands)

                                            1997                               1996                                   1995
                                Average              Yield/     Average                 Yield/     Average                  Yield/
                                Balance   Interest    Rate      Balance     Interest     Rate      Balance      Interest     Rate
EARNING ASSETS:
Loans (1)
   Commercial and industrial   $  246,172  $  21,674  8.80%   $  213,687  $  19,631     9.19%      $188,122     $  18,014    9.58%
   Real estate                    365,459     31,739  8.68       317,204     27,455      8.66       283,752        24,149    8.51
   Consumer obligations           146,172     14,584  9.98       134,750     13,408      9.95       136,677        13,270    9.71
                               --------------------------------------------------------------------------------------------------
      Total loans                 757,803     67,997  8.97       665,641     60,494      9.09       608,551        55,433    9.11
Loans held for sale               180,543     17,847  9.89       171,308     15,394      8.99        62,408         5,691    9.12
Securities
   Taxable                        144,833      9,005  6.22       130,600      8,139      6.23       181,140        11,612    6.41
   Tax-exempt (2)                  34,757      2,888  8.31        36,067      3,048      8.45        40,603         3,485    8.58
                               --------------------------------------------------------------------------------------------------
      Total securities            179,590     11,893  6.62       166,667     11,187      6.71       221,743        15,097    6.81
Federal funds sold                  1,687         70  4.15           564         30      5.32         1,473            89    6.04
                               --------------------------------------------------------------------------------------------------
   Total earning assets         1,119,623     97,807  8.74     1,004,180     87,105      8.67       894,175        76,310    8.53
Cash and due from banks            38,041                         31,057                             25,392
Bank premises and equipment        31,856                         27,357                             22,178
Other assets                       31,665                         23,675                             21,761
 Less: allowance for
      possible loan losses         (7,924)                        (6,729)                            (6,458)
                               ----------------------------------------------------- ---------  --------------- ---------- -------
   Total assets                $1,213,261                     $1,079,540                           $957,048
                               ----------------------------------------------------- ---------  --------------- ---------- -------

INTEREST-BEARING LIABILITIES:
Demand deposits                $  128,781  $   3,972  3.08%   $  101,013  $   3,028     3.00%      $106,590     $   3,059    2.87%
Savings deposits                  221,460      6,799  3.07       228,286      7,017     3.07        227,217         6,990     3.08
Time deposits                     416,331     22,346  5.37       366,650     19,193     5.23        335,011        17,100     5.10
Short-term borrowings             158,428      8,546  5.39       154,759      8,138     5.26         98,973         5,675     5.73
Long-term debt                     46,129      3,028  6.56        24,666      1,688     6.84          8,204           756     9.22
                               ---------------------------------------------------------------------------------------------------
 Total interest-bearing
       liabilities                971,129     44,691  4.60       875,374     39,064    4.46         775,995        33,580     4.33
Demand deposits                   126,293                        116,706                            102,485
Other liabilities                  23,522                         11,330                              9,105
Stockholders' equity               92,317                         76,130                             69,463
                               ---------------------------------------------------------------------------------------------------
     Total liabilities and
        stockholders' equity   $1,213,261                     $1,079,540                           $957,048
                               ---------------------------------------------------------------------------------------------------
     Net interest income                   $   53,116                     $   48,041                            $   42,730
                               ---------------------------------------------------------------------------------------------------
     Net yield on earning assets                      4.74%                            4.78%  s                              4.78%
                               ---------------------------------------------------------------------------------------------------


(1) For purposes of this table, non-accruing loans have been included in average balances and loan fees, which are immaterial, have been included in interest income.

(2) Computed on a fully federal tax-equivalent basis assuming a tax rate of approximately 35% in 1997 and 34% in 1996 and 1995.


NET INTEREST INCOME

         Net interest income, on a fully federal tax-equivalent basis, increased $5.1 million during 1997. The average yield on earning assets increased from 8.67% in 1996 to 8.74% in 1997, and the average cost of interest-bearing liabilities increased from 4.46% to 4.60% over this same period. This had a minimal effect on the net yield on earning assets, which decreased four basis points from 4.78% in 1996 to 4.74% in 1997.

         The $82,000 increase in net interest income due to the change in rate, as shown in Table Three, which follows, was coupled with a $5.0 million increase in net interest income due to the change in volume. The major component of this favorable change in volume was additional loans outstanding as more fully discussed in the INTEREST-EARNING ASSETS AND INTEREST-BEARING LIABILITIES section.

         Net interest income, on a fully federal tax-equivalent basis, increased $5.3 million in 1996. The $5.6 million increase caused by changes in volume was offset by a $301,000 decrease in net interest income due to rate.

TABLE THREE
RATE/VOLUME ANALYSIS OF CHANGES IN INTEREST INCOME AND EXPENSE
(in thousands)

                                                    1997 VS. 1996                                   1996 VS. 1995
                                                 Increase (Decrease)                             Increase (Decrease)
                                                  Due to Change In:                               Due to Change In:
                                            Volume            Rate             Net          Volume            Rate             Net
                                            ------            ----             ---          ------            ----             ---
INTEREST INCOME FROM:
Loans
    Commercial and industrial               $2,887          $ (844)        $ 2,043        $ 2,371           $(754)        $  1,617
    Real estate                              4,190              94           4,284          2,889             417            3,306
    Consumer obligations                     1,140              36           1,176           (189)            327              138
                                    ----------------------------------------------- -------------- ---------------- --------------
Total loans                                  8,217           (714)           7,503          5,071             (10)           5,061
Loans held for sale                            859           1,594           2,453          9,787             (84)           9,703
Securities
    Taxable                                    885            (19)             866         (3,158)           (315)         (3,473)
    Tax-exempt (1)                           (109)            (51)           (160)           (384)            (53)           (437)
                                    --------------- --------------- --------------- -------------- ---------------- --------------
Total securities                               776            (70)             706         (3,542)           (368)         (3,910)
Federal funds sold                              48             (8)              40            (49)            (10)            (59)
                                    --------------- --------------- --------------- -------------- ---------------- --------------
Total interest-earning assets               $9,900          $ 802          $10,702        $11,267           $(472)        $10,795
                                    --------------- --------------- --------------- -------------- ---------------- --------------


INTEREST EXPENSE ON:
Demand deposits                             $  854          $   90         $   944        $  (164)          $ 133         $   (31)
Savings deposits                              (210)             (8)           (218)            33              (6)             27
Time deposits                                2,656             497           3,153          1,647             446           2,093
Short-term borrowings                          195             213             408          2,968            (505)          2,463
Long-term debt                               1,412             (72)          1,340          1,171            (239)            932
                                    --------------- --------------- --------------- -------------- ---------------- -------------
Total interest-bearing liabilities          $4,907          $  720         $ 5,627        $ 5,655           $(171)        $ 5,484
                                    --------------- --------------- --------------- -------------- ---------------- --------------
NET INTEREST INCOME                         $4,993          $   82         $ 5,075        $ 5,612           $(301)        $ 5,311
                                    ----------------------------------------------------------------------------------------------

(1) Fully federal taxable equivalent using a tax rate of approximately 35% in 1997 and 34% in 1996 and 1995.

    The change in interest due to both rate and volume has been allocated to volume and rate changes in proportion to the relationship of the absolute dollar amounts of the change in each.


OTHER INCOME AND EXPENSES

        Total other income increased $15.6 million, or 140%, during 1997 due primarily to the Company's expanded line of financial services. During 1997, the Company continued its pursuit of new products, services and business lines that generate additional fee-based income, reducing the Company's reliance on interest-based revenues. Over the past three years, the Company has begun offering new products to its existing customers and attracting new customers by expanding its focus from traditional banking operations to include trust, brokerage, mortgage banking, insurance and other related services. During 1996, the Company made a significant investment in loan servicing operations by purchasing certain assets (including servicing) and assuming certain Title I home improvement liabilities of Prime Financial Corporation, a large existing FHA loan servicer. At December 31, 1997, the Company serviced approximately $1.253 billion of these and similar loans, generating $11.9 million of gross servicing fee income during the year (compared to a $912 million portfolio serviced at December 31, 1996, which generated $3.0 million of income in 1996). The Company recognized $1.8 million in net origination fees on junior lien mortgages in 1997. In addition, gains on loans sold to third parties were $4.4 million in 1997 as compared to $1.3 million in 1996.

         In 1996, the Company increased its volume of secondary-market mortgage loan originations and thereby its sales of secondary market loans, which resulted in an increase in fee income, including servicing released premiums and loan sale premiums, from $982,000 in 1995 to $1,777,000 (includes $1.3 million gain on loans sold to third parties) in 1996. This, coupled with the income earned from loan servicing activities, resulted in other income related to mortgage banking activities of $4,735,000 in 1996 compared to $1,332,000 in 1995. Also during 1996, the Company realized a one-time gain approximating $437,000 on the termination of the defined benefit plan of First Merchants Bancorp, Inc., which was acquired by the Company in 1995.

         Revenues generated by the Company's loan servicing operation are dependent on a variety of factors, including the continued market for Title I, high LTV and other junior lien mortgages loans and an interest rate environment conducive to the general terms of these types of loans. Although management believes that the servicing operations will continue to have a positive impact on the Company, fee income could be reduced if a substantial number of serviced loans are prepaid by the borrowers more quickly than expected or if substantially more loans default than currently anticipated. However, management has recently begun to market its loan servicing capabilities to non-mortgage lenders.

         Total other expenses increased $16.7 million, or 40.7%, during 1997 due primarily to $8.3 million increase in personnel and occupancy expenses incurred by the Company due to the overall growth. The additional increase of $8.4 million is primarily attributable to a $3.5 million increase in advertising expense due to the solicitation of junior lien mortgage customers and an additional $2.6 million in other expenses due to the Company's expansion.

         Other expenses also include the cost of projects underway to ensure that the Company's computer systems possess accurate date recognition and data processing functions to avoid any problems associated with the "Year 2000 Issue." The Company has made an assessment of its compliance with the Year 2000 Issue and expects to complete its Year 2000 conversion projects by the end of 1998. The Company expects to begin testing in the second quarter of 1998 and to complete all required testing during 1999. These costs, which are expensed as incurred, have been immaterial to date. Based on currently available information, the remaining costs to address the Year 2000 Issue are not expected to have a material impact on the Company's earnings in the future. The costs of completing the Company's Year 2000 projects, and the date on which the Company believes it will complete all modifications are based on management's best estimate. These estimates were derived utilizing numerous assumptions of future events, including the continued availability of certain resources, third party modification plans and other significant factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Such material differences may involve a myriad of factors, including, but not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant programming code, and similar uncertainties.

         During 1996, total other expenses increased $7.1 million, or 20.9%, due primarily to an $1.6 million in expenses incurred by City Mortgage Services, which includes $967,000 in personnel costs and $72,000 in expenses related to equipment. No expenses for this new division were included in the 1995 results. In addition, the Company had an increase of approximately $3.7 million in non-interest expenses associated with growth, consisting of a $2.2 million increase in personnel costs and a $970,000 increase in expenses related to equipment. The additional increase of $2.6 million was attributable to higher personnel costs throughout the organization due to the Company's overall growth during 1996.

INCOME TAXES

         Income tax expense was $7,025,000 in 1997, resulting in an effective tax rate of 36.05% for the year. Such rates were 34.51% and 32.42% in 1996 and 1995, respectively. The effective tax rate from 1996 to 1997 increased due to a decrease in tax-exempt interest income and a higher statutory rate (35% compared to 34% in the previous years). The effective tax rate from 1995 to 1996 increased due primarily to a decrease in tax-exempt interest income.

         At December 31, 1997, gross deferred tax assets were approximately $5.1 million. Such assets are primarily attributable to the allowance for loan losses ($3 million), loans held for sale ($832,000), acquired net operating loss (NOL) carryforwards ($741,000), and certain nonqualified deferred compensation arrangements sponsored by City National ($374,000). Pursuant to management's evaluation for the quarter ended December 31, 1997, no valuation allowance has been allocated to the deferred tax assets. The quarterly evaluation process employed by management is based upon the expected reversal period of the assets, in consideration of taxes paid by the Company in the carryback years, expected reversals of existing taxable temporary differences, and historical trends in taxable income.

         Those assets for which realization is expected to be dependent on future events are subjected to further evaluation. Management's analysis has shown that realization of certain deferred tax assets, principally the acquired NOL, will be dependent on future events. After considering such factors as the magnitude of the asset relative to historical levels of financial reporting income and taxable income, the period over which future taxable income would have to be earned to realize the asset, and budgeted future results of operations, management has concluded that it is more likely than not that all deferred tax assets existing at December 31, 1997, will be realized. At present, management does not expect that implementation of tax planning strategies will be necessary to ensure realization. The need for a valuation allowance will continue to be addressed by management each quarter and any changes in the valuation allowance will be reported contemporaneously therewith in the Company's quarterly results of operations.

BALANCE SHEET

INTEREST RATE SENSITIVITY AND LIQUIDITY

Interest Rate Sensitivity: The Company manages its liquidity position to reduce interest rate risk, which is the susceptibility of assets and liabilities to declines in value as a result of changes in general market interest rates. The Company seeks to reduce the risk through asset and liability management, where the goal is to optimize the balance between earnings and interest rate risk. The Company measures interest rate risk through interest sensitivity gap analysis as illustrated in Table Four. At December 31, 1997, the one year period shows a negative gap (liability sensitive) of $373 million. This analysis is a "static gap" presentation and movements in deposit rates offered by the Bank lag behind movements in the prime rate. Such time lags affect the repricing frequency of many items on the Company's balance sheet. Accordingly, the sensitivity of deposits to changes in market rates may differ significantly from the related contractual terms. Table Four is first presented without adjustment for expected repricing behavior. Then, as presented in the "management adjustment" line, these balances have been notionally distributed over the first three periods to reflect those portions of such accounts that are expected to reprice fully with market rates over the respective periods. The distribution of the balances over the repricing periods represents an aggregation of such allocations by each of the banking divisions, and is based upon historical experience with their individual markets and customers. Management expects to continue the same pricing methodology in response to market rate changes; however, management adjustments may change as customer preferences, competitive market conditions, liquidity, and loan growth change. Also presented in the management adjustment line are loan prepayment assumptions, which may differ from the related contractual terms of the loans. These balances have been distributed over the four periods to reflect those loans that are expected to be repaid in full prior to their maturity date. After management adjustments, Table Four shows a negative gap in the one-year period of $141 million. A negative gap position is advantageous when interest rates are falling because interest-bearing liabilities are being repriced at lower rates and in greater volume, which has a positive effect on net interest income. However, when interest rates are rising, this position produces the converse effect. Consequently, the Company has experienced a slight decline in its net interest margin during the past two years and is somewhat vulnerable to a rapid rise in interest rates in 1998. These declines in net interest margin did not translate into declines in net interest income because of increases in the volume of interest-earning assets.

TABLE FOUR
INTEREST RATE SENSITIVITY GAPS
(in thousands)

                                                       1 TO 3 MO.      3 TO 12 MO.     1 TO 5 YRS.      OVER 5 YRS.         TOTAL
                                                  ---------------- ---------------- --------------- ---------------- -------------
ASSETS
    Gross loans                                         $ 168,259        $ 103,139        $411,013          $101,547    $  783,958
    Loans held for sale                                   134,990                0               0                 0       134,990
    Securities                                             16,618           20,718          97,495            28,081       162,912
    Federal funds sold                                     40,028                0               0                 0        40,028
                                                  ---------------- ---------------- --------------- ----------------- -------------
Total interest-earning assets                             359,895          123,857         508,508           129,628     1,121,888

LIABILITIES
    Savings and NOW accounts                              358,182                0               0                 0       358,182
    All other interest-bearing deposits                   110,475          189,076         143,824                99       443,474
    Short-term borrowings                                 130,191                0               0                 0       130,191
    Long-term debt                                         68,400                0               0                 0        68,400
                                                  ---------------- ---------------- --------------- ----------------- -------------
Total interest-bearing liabilities                        667,248          189,076         143,824                99     1,000,247
                                                  ---------------- ---------------- --------------- ----------------- -------------
Interest sensitivity gap                                $(307,353)       $ (65,219)      $ 364,684          $129,529    $  121,641
                                                  ---------------- ---------------- --------------- ----------------- -------------
Cumulative sensitivity gap                              $(307,353)       $(372,572)      $  (7,888)         $121,641
                                                  ---------------- ---------------- --------------- ----------------- -------------
Management adjustments                                  $ 299,828        $ (68,246)      $(212,058)         $(19,524)
                                                  ---------------- ---------------- --------------- ----------------- -------------
Cumulative management adjusted gap                      $  (7,525)       $(140,990)      $  11,636          $121,641
                                                  ---------------- ---------------- --------------- ----------------- -------------

The table above includes various assumptions and estimates by management as to maturity and repricing patterns. Future interest margins will be impacted by balances and rates which are subject to change periodically throughout the year.

         In addition to the interest rate sensitivity gap analysis, the Company performs an earnings sensitivity analysis to identify the impact of changes in interest rates on its net interest income. Since the simulated gap analysis incorporates management assumptions as noted in the previous gap analysis discussion, actual results will differ from simulated results due to timing, magnitude and frequency of interest rate changes and changes in market conditions and management strategies, among other factors.

  The Company's policy objective is to avoid negative fluctuations in net interest income of 10% within a 12-month period. As of December 31, 1997, the Company had the following estimated earnings sensitivity profile:

                 Immediate Change in Rates
                 -------------------------

         Pretax Earnings Changes        +200 bp      -200bp

                                      $ (431,000)   $ 431,000

         Based on the results of the simulation model as of December 31, 1997, the Company would expect a decrease in net interest income of $216,000 and an increase in net interest income of $216,000 if interest rates gradually increase or decrease, respectively, from current rates by 100 basis points over a 12-month period.

Liquidity: As further discussed under "Investments", during the second quarter of 1997, management reclassified its entire held-to-maturity securities portfolio to the available-for-sale classification. This action was taken to provide management with additional liquidity alternatives and more flexibility in managing its interest rate risk. Additionally, during 1997 and continuing into 1998, the Company has sought additional sources of liquidity. These additional sources were necessitated by management's desire to reduce the reliance upon the Federal Home Loan Bank in funding the Company's loans held for sale.

         In the fourth quarter of 1997, a New York investment banking house committed to issue up to $100 million of the Company's certificates of deposit. The activation of this commitment is solely at the discretion of the Company. The certificates of deposit could be issued in maturities up to five years at a rate equal to a comparable treasury maturity plus a market based spread. At December 31, 1997, $2 million of the certificates of deposit had been sold under this commitment at an average rate and term of approximately 5.70% and two years.

         In addition, the Company is currently negotiating with a large regional bank to enter into a committed $100 million warehouse line to fund loan purchases and originations.

         The Company is satisified with its liquidity position and its plans for diversifying the Company's funding sources and there are no known trends, demands, commitments or uncertainties that have resulted or are reasonably likely to result in material changes in liquidity. The Company also seeks to maintain adequate liquidity in order to generate sufficient cash flows to fund operations on a timely basis. The Company manages its liquidity position to provide for asset growth and to ensure that the funding needs of depositors and borrowers can be met promptly. The Company does not have a high concentration of volatile funds, and all such funds are invested in assets of comparable maturity to mitigate liquidity concerns.

         At December 31, 1997, the Company had $33,400,000 in long-term debt outstanding against a $35,000,000 revolving loan agreement. These funds were used to provide subsidiaries with additional capital, to fund certain acquisitions in 1995 and 1996, and to provide funding for expansion of the Company's data processing operations and mortgage servicing divisions. Total debt service for the Company in 1998 will approximate $2.6 million at current interest rates. In addition to the revolving loan agreement, the Company had $35 million of long-term financing outstanding with the Federal Home Loan Bank at December 31, 1997. Other than long-term debt, the cash needs of the Company consist of routine payroll and benefit expenses of Company personnel, expenses for certain professional services, debt service on affiliate advances, and dividends to shareholders.

         The Company has approximately $25.7 million available for transfer from City National as of January 1, 1998. City National's earnings in 1998 through the date of dividend declaration are also available for transfer upstream. Such bank dividends are the Company's primary source of cash. During 1998, the Company expects to retire or term-out its long-term debt and also strengthen its regulatory capital position through any of several different avenues. For more specific information regarding restrictions on subsidiary dividends, see NOTE TWELVE to the audited Consolidated Financial Statements.

         The Company's cash and cash equivalents, represented by cash, due from banks and federal funds sold, are a product of its operating, investing and financing activities. These activities are set forth in the Company's Consolidated Statements of Cash Flows included elsewhere herein. Cash was used from operating activities in 1997 due to cash outlays for loans originated for sale and purchases of loans held for sale. Net cash was used in investing activities for each year presented which is indicative of the Company's net increases in loan volume and purchases of securities available for sale. Cash was provided by financing activities during 1997, as a result of net increases in deposits and short-term borrowings. Cash and cash equivalents increased due to cash provided by operating activities, principally in the form of proceeds from loans sold during 1996.

INVESTMENTS

         The Company's investment portfolio is presented below in Table 5. In June 1997, the Company reclassified its entire held-to-maturity securities portfolio to the available-for-sale classification. The securities transferred consisted of investment securities with approximate amortized cost and market value of $46,520,000 and $46,781,000, respectively. This action was taken by the Company to provide management more flexibility in managing the Company's liquidity and interest rate risk.

         The Company had $4.1 million in structured notes as of December 31, 1997. All structured notes are federal agency securities that are classified as available for sale. They have a weighted average coupon of 3.65% and a weighted average maturity of less than two years. Approximately 94% of these securities were obtained through the Company's acquisitions and management has no plans to purchase any additional structured notes in the future. The impact of holding these securities on the results of operations was immaterial for the period ending December 31, 1997.

TABLE FIVE
INVESTMENT PORTFOLIO
(in thousands)

                                                                                     BOOK VALUES AS OF
                                                                                        December 31

                                                                    1997                    1996                    1995
                                                           ----------------------- ----------------------- -----------------------
U.S. Treasury and other U.S. government corporations and
 agencies                                                  $     116,712           $  106,875              $   132,007
States and political subdivisions                                 35,436               36,290                   40,635
Other                                                             10,764               20,757                   21,726
                                                           ----------------------- ----------------------- -----------------------
   Total                                                   $     162,912           $  163,922              $    194,368
                                                           ----------------------- ----------------------- -----------------------

At December 31, 1997, there were no securities of any non-governmental issuers whose aggregate carrying or market value exceeded 10% of stockholders' equity.

                                                                                  MATURING
                                            Within              After One But           After Five but               After
                                           One Year           Within Five Years        Within Ten Years            Ten Years
                                      Amount      Yield       Amount       Yield       Amount     Yield        Amount       Yield
U.S. Treasury and
    other U.S. government
    corporations and agencies         $27,223     5.64%       $77,043      6.48%       $11,607    6.73%        $   839      6.78%
States and political subdivisions       3,351     8.27         17,444      8.25         12,928    8.44           1,713      9.14
Other                                   6,762     6.35          3,008      8.41                   0.00             994      6.37
                                      -------------------------------------------------------------------------------------------
    Total                             $37,336     6.00%       $97,495      6.86%       $24,535    7.63%         $3,546      7.81%
                                      -------------------------------------------------------------------------------------------

Weighted average yields on tax-exempt obligations of states and political subdivisions have been computed on a fully federal tax-equivalent basis using a tax rate of approximately 35%.


LOAN PORTFOLIO

         The composition of the Company's loan portfolio is presented in the following table:

TABLE SIX
(in thousands)

                                                                           DECEMBER 31

                                             1997             1996             1995             1994              1993
                                       ---------------- ---------------- ---------------- ----------------- ---------------
Commercial, financial
   and agricultural                      $232,602           $224,267          $214,304        $164,366          $149,112
Real estate-mortgage                      400,401            338,385           304,848         258,910           205,745
Installment loans to individuals          154,713            142,123           145,734         140,695           124,490
                                       ---------------- ---------------- ---------------- ----------------- ----------------
Total loans                              $787,716           $704,775          $664,886        $563,971          $479,347
                                       ---------------- ---------------- ---------------- ----------------- ----------------

         The Company continues to grant portfolio loans to customers generally within the market areas of City National and its divisions' portfolio. Loan volume has continued to increase in recent years as a result of the Company's more active solicitation of commercial loan business as well as general volume increases applicable to the traditional borrowing segment from which the Company has generated loans in the past. The Company has successfully attracted more commercial customers, while continuing to obtain noncommercial, lower risk collateral such as residential properties. The Company's collateral position with respect to real estate loans has typically been less volatile than its peers, particularly banks located outside of its region where dramatic escalations in real estate values took place in certain prior years. The Company had $28.4 million and $26.0 million outstanding in real estate construction loans at December 31, 1997 and 1996, respectively, the majority of which related to one-to-four family residential properties. Real estate construction loans were not material in all other periods presented.

         The following table shows the maturity of loans outstanding as of December 31, 1997.

                                                                                MATURING
                                           -----------------------------------------------------------------------------------
                                                                       After One
                                                 Within               But Within                After
                                               One Year               Five Years              Five Years            Total
                                           ---------------------- ---------------------- ---------------------- --------------
Commercial, financial
    and agricultural                            $ 70,169               $102,538                 $ 59,895           $232,602
Real estate-mortgage                              79,758                 96,204                  224,439            400,401
Installment loans to individuals                  24,378                116,097                   14,238            154,713
                                           ---------------------- ---------------------- ---------------------- --------------
    Total loans                                 $174,305               $314,839                 $298,572           $787,716
                                           ---------------------- ---------------------- ---------------------- --------------

Loans maturing after one year  with:
    Fixed interest rates                        $366,513
    Variable interest rates                      246,898
                                           ----------------------
    Total                                       $613,411
                                           ----------------------

LOANS HELD FOR SALE

         Loans held for sale represent mortgage loans the Company has either purchased or originated with the intent to sell or securitize and are carried at the lower of aggregate cost or market. With the acquisition of First Allegiance and the creation of City Credit Services in the fourth quarter of 1997, the Company began to originate high loan-to-value (LTV) debt consolidation loans and other junior lien mortgage loans on a nationwide level. Currently, these divisions are conducting business in 30 states across the country. These loans are expected to either be securitized by the Company or sold within 90-180 days to independent third parties.

         In addition to the origination of junior lien mortgages, the Company participates in a whole loan purchasing program. Under the program, the Company generally purchases HUD Title I home improvement and high LTV loans secured by junior lien mortgages. The purchased loans typically have balances of $25,000 to $40,000 and are usually sold within 30 to 90 days. The Title I loans are partially insured by the Federal Housing Administration. Although the purchased loans are originated nationwide, the two states that experienced the most volume of originations during 1997 were California and Texas. Although the loans usually are located outside the Company's primary market areas, management believes that these loans pose no greater risk than similar "in-market" loans because of the Company's review of the loans, the credit support associated with the loans, the short duration of the Company's investment and the other terms of the program. In addition, the loans are generally serviced by the Company's mortgage servicing division. Effective November 1996, the Company restructured its participation in the program so that it would receive the full coupon rate on loans purchased during the period the loans are held for sale. Previously, the Company had received a fixed rate of 9% on outstanding balances.

         The Company's continued origination and purchasing of loans to be sold or securitized is expected to continue to have a positive impact on the Company's operating results. However, this return is not achieved without a degree of risk of loss to the Company. Such risks include credit risk related to the quality of the underlying loan and the borrower's financial capability to repay the loan, market risk related to the continued attractiveness of the loan product to both borrowers and end-investors, and interest rate risk related to potential changes in interest rates and the resulting repricing of both financial assets and liabilities. The Company seeks to manage this risk by continuously improving policies and procedures designed to reduce the risk of loss to a level commensurate with the return being earned on the Company's investment in this program.

         During 1997, the Company originated $97 million and purchased $798 million in loans held for sale and sold $851 million during the same period. This compares to originations of $118 million, purchases of $1.03 billion, and sales of $1.2 billion during 1996.

LOAN SECURITIZATIONS

         One of the methods utilized by management to mitigate the risk of loss related to the origination and acquisition of junior lien mortgage loans is the securitization of these loans. By securitizing originated and purchased junior lien mortgage loans, the Company effectively removes these loans from its balance sheet by creating an investment security, supported by the cash flows generated by these loans, and selling the resulting investment security or securities to independent third parties. As part of this process, the Company provides credit enhancement, in the form of overcollateralization, with respect to the investment security created. As a result, the Company does maintain a certain level of credit risk and interest rate risk related to these loans. The risk maintained by the Company, however, is less than that which would be maintained had the Company held these loans on its balance sheet until the loans matured.

         In return for this risk exposure, the Company receives on-going income from each securitization that is determined as a function of the "excess spread" derived from the securitized loans. The "excess spread", generally, is calculated as the difference between (A) the interest at the stated rate paid by borrowers and (B) the sum of pass-through interest paid to third-party investors and various fees, including trustee, insurance, servicing, and other similar costs. The "excess spread" represents income to be recognized by the Company over the life of the securitized loan pool.

LOAN SERVICING

  Mortgage loans serviced for others are not included in the accompanying balance sheets. They consist primarily of Title I loans and debt consolidation loans secured by second lien mortgages. The unpaid principal balances of mortgage loans serviced for others was $1.253 billion and $912 million at December 31, 1997 and December 31, 1996, respectively. The unpaid principal balances of intercompany mortgage loans serviced was $63.3 million at December 31, 1997.

LOAN LOSS ANALYSIS

         During 1997, the Company charged-off $1,899,000 of loans that were doubtful as to collection and had recoveries of $419,000. The resulting net charge-offs of $1,480,000 represent an increase of $517,000 or 53.7% from that reported in 1996. Net charge-offs decreased approximately 5%, or $52,000 in 1996 versus 1995. Net charge-offs as a percent of average total loans was .20% at December 31, 1997. This represents an increase of 42.9% or 6 basis points from December 31, 1997 to 1996. The Company's asset quality continues to compare favorably with that of peer banks.

         The provision for possible loan losses charged to operations each year is dependent upon many factors, including loan growth, historical charge-off experience, size and composition of the loan portfolio, delinquencies and general economic trends. The provision of $1,662,000 in 1997 represents .22% of average loans as compared to a provision of $1,678,000, or .25%, in 1996 and a provision of $1,104,000, or .18% in 1995. As further discussed below, management believes that the consolidated allowance for loan losses is adequate to provide for any potential losses on loans currently reported in the consolidated balance sheets.

         The allowance for loan losses was $7,673,000 or .98% of loans, as of December 31, 1997, compared to $7,281,000 or 1.04% of loans in 1996. As detailed in Table Nine, as of December 31, 1997, the allowance for loan losses is allocated 25% to commercial, financial and agricultural loans, 56% to real estate-mortgage loans and 19% to installment loans to individuals. These amounts reflect management's assessment of the risk in each specific portfolio in relation to the total. These percentages compare to 27%, 54% and 19%, respectively, as of December 31, 1996. The portion of the allowance related to commercial credits is based primarily upon specific credit review with minor weighting being given to past charge-off history. Conversely, due to the homogenous nature of the portfolios and consistency in underwriting standards, the portions of the allowance allocated to the real estate-mortgages and installment loans to individuals are based primarily upon prior charge-off history with minor weighting being given to specific credit reviews. Management has, however, increased the portion of the allowance allocated to real estate mortgages above the trend in net charge-off history for that portfolio. This increase is primarily due to management's concern that rapid increases in real estate lending within the Company over the past several years have led to a portfolio that may not be seasoned enough for past net charge-offs to represent current risk. In addition, the Company's adjustable rate mortgages have grown from $139.4 million at December 31, 1996 to $195.0 million at December 31, 1997, an increase of 40%. In management's opinion, the consolidated allowance for loan losses is adequate to provide for any potential losses on existing loans. See NOTE FIVE to the audited Consolidated Financial Statements for a discussion of concentrations of credit risks.

         Non-performing loans, consisting of non-accrual, past-due and restructured credits, increased approximately $1,304,000 in 1997. While the general economy remains soft in certain of the banking divisions' market areas, management does not anticipate material loan losses since loan to collateral ratios remain favorable. At December 31, 1997, loans aggregating $331,000 are considered by management to represent possible future credit problems. These loans are generally contractually current, but information is available to management which indicates that serious doubt may exist as to the ability of such borrowers to comply with the present loan repayment terms. The ratio of the allowance for loan losses to non-performing loans, including potential problem loans, was 129% at December 31, 1997, as compared to 149% and 151% at December 31, 1996 and 1995.

Tables Seven, Eight and Nine detail loan performance and analyze the allowance for loan losses.

TABLE SEVEN
ANALYSIS OF THE ALLOWANCE FOR LOAN LOSSES
(in thousands)

                                                                                 DECEMBER 31

                                               1997              1996                1995               1994              1993
                                        ------------------- ----------------- ------------------- ------------------ -------------
Balance at beginning of year
Charge-offs:                                  $  7,281          $ 6,566             $ 6,477             $ 6,209           $ 5,730
    Commercial, financial and
    agricultural                                 (199)             (193)               (174)              (327)              (693)
    Real estate-mortgage                         (130)             (262)               (278)              (160)              (258)
    Installment loans to individuals           (1,570)             (920)               (879)              (693)              (664)
                                        ------------------- ----------------- ------------------- ------------------ -------------
    Totals                                     (1,899)           (1,375)             (1,331)            (1,180)            (1,615)
                                        ------------------- ----------------- ------------------- ------------------ -------------

Recoveries:
    Commercial, financial and
    agricultural                                    6                19                  56                111                 58
    Real estate-mortgage                           86               166                  22                 11                220
    Installment loans to individuals              327               227                 238                286                217
                                        ------------------- ----------------- ------------------- ------------------ -------------
    Totals                                        419               412                 316                408                495
                                        ------------------- ----------------- ------------------- ------------------ -------------
Net charge-offs                                (1,480)             (963)             (1,015)              (772)            (1,120)
Provision for possible loan losses              1,662             1,678               1,104              1,040              1,434
Balance of acquired institution                   210                                                                         165
                                        ------------------- ----------------- ------------------- ------------------ -------------
Balance at end of year                        $ 7,673           $ 7,281             $ 6,566            $ 6,477            $ 6,209
                                        ------------------- ----------------- ------------------- ------------------ -------------

AS A PERCENT OF AVERAGE TOTAL
   LOANS
    Net charge-offs                              .20%              .14%                .17%               .15%               .27%
    Provision for possible loan losses           .22               .25                 .18                .21                .35
AS A PERCENT OF NONPERFORMING
   AND POTENTIAL PROBLEM LOANS
    Allowance for loan losses                 129.02%           149.26%             150.84%            134.24%            129.68%


TABLE EIGHT
NONACCRUAL, PAST-DUE AND RESTRUCTURED LOANS
(in thousands)

                                                                               DECEMBER 31

                                              1997               1996               1995               1994              1993
                                        ----------------- ------------------ ------------------ ----------------- -----------------
Nonaccrual loans                           $  3,758           $  1,734           $  2,525         $    2,614          $   1,559
Accruing loans past due 90 days or more       1,858              2,674              1,421              1,420                708
Restructured loans                              331                235                141                262              1,078
                                        ----------------- ------------------ ------------------ ----------------- -----------------
                                           $  5,947           $  4,643           $  4,087         $    4,296          $   3,345
                                        ----------------- ------------------ ------------------ ----------------- -----------------

During 1997, the Company recognized approximately $126,000 of interest income received in cash on nonaccrual and restructured loans. Approximately $403,000 of interest income would have been recognized during the year if such loans had been current in accordance with their original terms. There were no commitments to provide additional funds on nonaccrual, restructured, or other potential problem loans at December 31, 1997.

Interest on loans is accrued and credited to operations based upon the principal amount outstanding. The accrual of interest income is generally discontinued when a loan becomes 90 days past due as to principal or interest unless the loan is well collateralized and in the process of collection. When interest accruals are discontinued, interest credited to income in the current year that is unpaid and deemed uncollectible is charged to operations. Prior year interest accruals that are unpaid and deemed uncollectible are charged to the allowance for loan losses, provided that such amounts were specifically reserved.

TABLE NINE
ALLOCATION OF THE ALLOWANCE FOR LOAN LOSSES
(in thousands)

                                                                      DECEMBER 31
                              1997                  1996                 1995                  1994                 1993
                      --------------------- --------------------- -------------------- --------------------- --------------------
                                   Percent               Percent              Percent               Percent             Percent
                                  Of Loans              Of Loans             Of Loans              Of Loans             Of Loans
                                   In Each               In Each              In Each               In Each             In Each
                                  Category              Category             Category              Category             Category
                                  To Total              To Total             To Total              To Total             To Total
                        Amount      Loans     Amount      Loans     Amount     Loans     Amount      Loans     Amount     Loans
                      ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ---------- ---------
Commercial, financial
   and agricultural      $1,922       29%     $1,939        32%     $2,053       32%     $1,919        29%     $2,100       31%
Real estate-mortgage      4,312       51       3,964        48       3,125       46       2,848        46       2,325       43
Installment loans
   to individuals         1,439       20       1,378        20       1,388       22       1,710        25       1,784       26
                      ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ---------- ---------
                         $7,673      100%      $7,281      100%     $6,566      100%     $6,477       100%     $6,209      100%
                      ---------- ---------- ---------- ---------- ---------- --------- ---------- ---------- ---------- ---------

The portion of the allowance for loan losses that is not specifically allocated to individual credits has been apportioned among the separate loan portfolios based on the risk of each portfolio.


CERTIFICATES OF DEPOSIT

         Maturities of time certificates of deposit of $100,000 or more outstanding at December 31, 1997, are summarized as follows:

TABLE TEN
(in thousands)

                                            Amounts          Percentage
                                        ---------------- ------------------
Three months or less                        $ 17,456             22%
Over three months through six months          11,887             16
Over six months through twelve months         19,526             26
Over twelve months                            27,609             36
                                        ---------------- ------------------
Total                                       $ 76,478            100%
                                        ---------------- ------------------



CAPITAL RESOURCES

         As a bank holding company, the Company is subject to regulation by the Federal Reserve Board under the Bank Holding Company Act of 1956. At December 31, 1997, the Federal Reserve Board's minimum ratio of qualified total capital to risk-weighted assets is 8 percent. At least half of the total capital is required to be comprised of Tier I capital, or the Company's common stockholders' equity less intangibles. The remainder ("Tier 2 capital") may consist of certain other prescribed instruments and a limited amount of loan loss reserves.

         In addition, the Federal Reserve Board has established minimum leverage ratio (Tier 1 capital to quarterly average tangible assets) guidelines for bank holding companies. These guidelines provide for a minimum ratio of 4 percent for bank holding companies that meet certain specified criteria such as maintaining the highest regulatory rating. All other bank holding companies are required to maintain a leverage ratio of 4 percent plus an additional cushion of at least 100 to 200 basis points. The guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

         The following table presents comparative capital ratios and related dollar amounts of capital for the Company:

                                              DOLLARS IN THOUSANDS
                                              1997            1996
                                      ----------------- ------------------
CAPITAL COMPONENTS
    Tier 1 risk-based                     $ 82,842           $ 72,157
    Total risk-based                        90,515             79,439
CAPITAL RATIOS
    Tier 1 risk-based                         9.16%             10.20%
    Total risk-based                         10.00              11.23
    Leverage                                  6.49               6.58
REGULATORY MINIMUM
    Tier 1 risk-based (dollar/ratio)   $36,191/4.00%      $28,290/4.00%
    Total risk-based (dollar/ratio)     72,381/8.00%       56,579/8.00
    Leverage (dollar/ratio)             51,094/4.00%       43,872/4.00



         The strong capital position of the Company is indicative of management's emphasis on asset quality and a history of retained net income. The ratios enable the Company to continually pursue acquisitions and other growth opportunities. Improvements in operating results and a consistent dividend program, coupled with an effective management of credit risk, have been, and will be, the key elements in maintaining the Company's present capital position.

         The Company does not anticipate any material capital expenditures in 1998. Earnings from bank operations are expected to remain adequate to fund payment of stockholders' dividends and internal growth. In management's opinion, City National has the capability to upstream sufficient dividends to meet the cash requirements of the Company.

INFLATION

         Since the assets and liabilities of the Bank is primarily monetary in nature (payable in fixed, determinable amounts), the performance of banks is affected more by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the change in rates may not be the same.

         While the effect of inflation on banks is normally not as significant as its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and banks will normally experience above-average growth in assets, loans and deposits. Also, general increases in the price of goods and services will result in increased operating expenses.

FORWARD LOOKING STATEMENTS

Information contained in this 1997 Annual Report includes forward-looking financial information relating to the Company's operations based on estimates and assumptions made by management. Such forward-looking information involves risks and uncertainties including those associated with the interest rate and general economic environments, federal and state banking regulations, competition, and other risks. The forward-looking financial information is provided to assist investors and Company shareholders in understanding anticipated future financial operations of the Company and are included pursuant to the safe harbor provisions of the Private Litigation Reform Act of 1995. The actual results achieved may differ materially from those projected in the forward-looking information. Further, the Company disclaims any intent or obligation to update this forward-looking information.

Report Of Independent Auditors



Board of Directors and Stockholders
City Holding Company

  We have audited the accompanying consolidated balance sheets of City Holding Company and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of City Holding Company and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                          /s/ Ernst & Young LLP

Charleston, West Virginia
January 30, 1998

CONSOLIDATED BALANCE SHEETS
CITY HOLDING COMPANY AND SUBSIDIARIES

                                                                                              December 31
                                                                                         1997            1996
                                                                                    --------------------------------
                                                                                            (in thousands)
ASSETS
Cash and due from banks                                                                $    47,207    $    47,351
Federal funds sold                                                                          40,028            413
                                                                                    --------------------------------
         CASH AND CASH EQUIVALENTS                                                          87,235         47,764

Securities available for sale, at fair value                                               162,912        122,944
Investment securities (approximate market value at December 31, 1996-
   $41,826,000)                                                                                            40,978
Loans:
   Gross loans                                                                             787,716        704,775
   Unearned income                                                                          (7,354)        (6,793)
   Allowance for possible loan losses                                                       (7,673)        (7,281)
                                                                                    --------------------------------
         NET LOANS                                                                         772,689        690,701

Loans held for sale                                                                        134,990         92,472
Bank premises and equipment                                                                 36,635         30,025
Accrued interest receivable                                                                  8,677          7,510
Other assets                                                                                63,005         16,416
                                                                                    --------------------------------
         TOTAL ASSETS                                                                  $ 1,266,143    $ 1,048,810
                                                                                    --------------------------------

LIABILITIES
Deposits:
   Noninterest-bearing                                                                 $   136,842    $   118,976
   Interest-bearing                                                                        801,656        709,694
                                                                                    --------------------------------
         TOTAL DEPOSITS                                                                    938,498        828,670
Short-term borrowings                                                                      130,191         90,298
Long-term debt                                                                              68,400         34,250
Other liabilities                                                                           22,799         16,219
                                                                                    --------------------------------
         TOTAL LIABILITIES                                                               1,159,888        969,437

STOCKHOLDERS' EQUITY
Preferred stock, par value $25 per share: authorized - 500,000 shares: none issued
Common stock, par value $2.50 per share: authorized - 20,000,000 shares;
   issued and outstanding: 1997 - 6,427,309 shares; 1996 - 5,598,912 shares
   including 11,130 and 11,341 shares in treasury at December 3l, 1997 and 1996             16,067         13,998
Capital surplus                                                                             48,769         35,426
Retained earnings                                                                           40,374         30,246
Net unrealized gain on securities, net of deferred income taxes                              1,355              3
                                                                                    --------------------------------
                                                                                           106,565         79,673
Cost of common stock in treasury                                                              (310)          (300)
                                                                                    --------------------------------
         TOTAL STOCKHOLDERS' EQUITY                                                        106,255         79,373
                                                                                    --------------------------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                    $ 1,266,143    $ 1,048,810
                                                                                    --------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
CITY HOLDING COMPANY AND SUBSIDIARIES

                                                                               Year Ended December 31
                                                                       1997             1996            1995
                                                                 ---------------------------------------------------
                                                                       (in thousands, except per share data)
lNTEREST INCOME
Interest and fees on loans                                           $   85,844       $   75,888      $   61,124
Interest on investment securities:
   Taxable                                                                9,005            8,139          11,612
   Tax-exempt                                                             1,877            2,012           2,300
Other interest income                                                        70               30              89
                                                                 ---------------------------------------------------
         TOTAL INTEREST INCOME                                           96,796           86,069          75,125

INTEREST EXPENSE
Interest on deposits                                                     33,117           29,238          27,149
Interest on short-term borrowings                                         8,546            8,138           5,675
Interest on long-term debt                                                3,028            1,688             756
                                                                 ---------------------------------------------------
         TOTAL INTEREST EXPENSE                                          44,691           39,064          33,580
                                                                 ---------------------------------------------------
         NET INTEREST INCOME                                             52,105           47,005          41,545
PROVISION FOR POSSIBLE LOAN LOSSES                                        1,662            1,678           1,104
                                                                 ---------------------------------------------------
         NET INTEREST INCOME AFTER PROVISION FOR
           POSSIBLE LOAN LOSSES                                          50,443           45,327          40,441

OTHER INCOME
Investment securities gains                                                  26               87               2
Service charges                                                           4,307            3,700           3,347
Mortgage loan servicing fees                                             11,933            2,958             350
Gain on sale of loans                                                     4,392            1,260             581
Other income                                                              6,058            3,118           2,066
                                                                 ---------------------------------------------------
         TOTAL OTHER INCOME                                              26,716           11,123           6,346

OTHER EXPENSES
Salaries and employee benefits                                           28,747           21,593          17,815
Occupancy, excluding depreciation                                         3,914            2,736           2,555
Depreciation                                                              4,837            3,466           2,534
Other expenses                                                           20,172           13,187          10,983
                                                                 ---------------------------------------------------
         TOTAL OTHER EXPENSES                                            57,670           40,982          33,887
                                                                 ---------------------------------------------------
         INCOME BEFORE INCOME TAXES                                      19,489           15,468          12,900
INCOME TAXES                                                              7,025            5,338           4,182
                                                                 ---------------------------------------------------
         NET INCOME                                                  $   12,464       $   10,130      $    8,718
                                                                 ---------------------------------------------------

Basic earnings per common share                                      $     2.03       $     1.81      $     1.55
                                                                 ---------------------------------------------------
Diluted earnings per common share                                    $     2.02       $     1.81      $     1.55
                                                                 ---------------------------------------------------
Average common shares outstanding:
   Basic                                                              6,146,528        5,586,006       5,642,186
                                                                 ---------------------------------------------------
   Diluted                                                            6,165,944        5,587,403       5,642,186
                                                                 ---------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF
CHANGES IN STOCKHOLDERS' EQUITY
CITY HOLDING COMPANY AND SUBSIDIARIES

                                                                           Unrealized
                                          Common                           Gain/(Loss)                 Total
                                          Stock      Capital     Retained       on       Treasury   Stockholders'
                                       (Par Value)   Surplus     Earnings  Securities      Stock        Equity
                                       ----------------------------------------------------------------------------
                                                                     (in thousands)
Balances at January 1, 1995               $11,753     $18,366     $39,075     $(2,863)     $  (32)     $ 66,299

Net income                                                          8,718                                 8,718
Cash dividends declared--$.56 a share                              (2,852)                               (2,852)
Cash dividends of acquired                                           (150)                                 (150)
   subsidiary
Change in unrealized gain/(loss)                                                3,258                     3,258
   net of income taxes of $2,154,000
Purchase of 86,665 shares of                                                               (2,286)       (2,286)
   treasury stock
Sale of 6,486 shares of treasury                          (20)                                172           152
   stock
Retirement of 69,739 shares of               (174)     (1,612)                              1,786
   common stock held in treasury
Issuance of 10% stock dividend              1,151       9,208     (10,359)
                                       ----------------------------------------------------------------------------

Balances at December 31, 1995              12,730      25,942      34,432         395        (360)       73,139

Net income                                                         10,130                                10,130
Cash dividends declared--$.63 a share                              (3,540)                               (3,540)
Change in unrealized gain/(loss)                                                 (392)                     (392)
   net of income taxes of $(261,000)
Sale of 2,299 shares of treasury                           (2)                                 60            58
   stock
Redempton of fractional shares                            (22)                                              (22)
Issuance of 10% stock dividend              1,268       9,508     (10,776)
                                       ----------------------------------------------------------------------------

Balances at December 31, 1996              13,998      35,426      30,246           3        (300)       79,373

Net income                                                         12,464                                12,464
Cash dividends declared--$.73 a share                              (4,486)                               (4,486)
Change in unrealized gain/(loss)                                                1,333                     1,333
   net of income taxes of $818,000
Exercise of 2,627 stock options                 7          58                                                65
Sale of 2,511 shares of treasury                           13                                  67            80
   stock
Purchase of 2,300 shares of                                                                   (77)          (77)
   treasury stock
Common stock issued in acquisitions           860      12,974                                            13,834
Issuance of stock for Old National          1,202         298       2,150          19                     3,669
                                       ----------------------------------------------------------------------------

Balances at December 31, 1997             $16,067     $48,769     $40,374     $ 1,355      $ (310)     $106,255
                                       ----------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
CITY HOLDING COMPANY AND SUBSIDIARIES

                                                                               Year Ended December 31
                                                                       1997             1996            1995
                                                                 ---------------------------------------------------
                                                                                   (in thousands)
OPERATING ACTIVITIES
Net income                                                           $   12,464       $   10,130      $    8,718
Adjustments to reconcile net income to net cash (used in)
   provided by operating activities:
     Net amortization                                                     1,470              943           1,003
     Provision for depreciation                                           4,837            3,466           2,534
     Provision for possible loan losses                                   1,662            1,678           1,104
     Deferred income tax benefit                                           (713)            (582)           (439)
     Loans originated for sale                                          (97,465)        (118,287)        (74,242)
     Purchases of loans held for sale                                  (797,537)      (1,029,098)       (639,331)
     Proceeds from loans sold                                           850,742        1,178,395         622,159
     Realized gains on loans sold                                        (4,392)          (1,260)           (581)
     Realized investment securities gains                                   (26)             (87)             (2)
     (Increase) decrease in accrued interest receivable                    (877)             521          (1,128)
     Increase in other assets                                           (31,890)          (2,356)         (1,027)
     Increase (decrease) in other liabilities                             6,341            7,113             (73)
                                                                 ---------------------------------------------------
         NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES            (55,384)          50,576         (81,305)

INVESTING ACTIVITIES
Proceeds from maturities and calls of investment securities               3,085          134,539          40,084
Purchases of investment securities                                                      (124,979)         (3,238)
Proceeds from sales of securities available for sale                     38,246           33,865          55,185
Proceeds from maturities and calls of securities available for           52,947           47,275          11,331
sale
Purchases of securities available for sale                              (79,111)         (60,938)        (52,617)
Net increase in loans                                                   (53,522)         (42,184)       (103,490)
Net cash acquired in acquisitions                                         9,126
Purchases of premises and equipment                                     (10,303)          (9,840)         (5,055)
                                                                 ---------------------------------------------------
         NET CASH USED IN INVESTING ACTIVITIES                          (39,532)         (22,262)        (57,800)

FINANCING ACTIVITIES
Net increase in noninterest-bearing deposits                              3,154            1,984          22,624
Net increase in interest-bearing deposits                                62,049           29,271          27,986
Net increase (decrease) in short-term borrowings                         39,452          (51,011)         74,682
Proceeds from long-term debt                                             34,150           14,250          17,525
Repayment of long-term debt                                                                               (4,400)
Purchases of treasury stock                                                 (77)                          (2,286)
Proceeds from sales of treasury stock                                        80               58             152
Redemption of dissenter and fractional shares                                                (22)
Exercise of stock options                                                    65
Cash dividends paid                                                      (4,486)          (3,540)         (3,002)
                                                                 ---------------------------------------------------
         NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES            134,387           (9,010)        133,281
                                                                 ---------------------------------------------------
         INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                39,471           19,304          (5,824)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                           47,764           28,460          34,284
                                                                 ---------------------------------------------------
         CASH AND CASH EQUIVALENTS AT END OF YEAR                    $   87,235       $   47,764      $   28,460
                                                                 ---------------------------------------------------


See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CITY HOLDING COMPANY AND SUBSIDIARIES

DECEMBER 31, 1997

NOTE ONE
SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES


    Summary of Significant Accounting and Reporting Policies: The accounting and reporting policies of City Holding Company and its subsidiaries (the Company) conform with generally accepted accounting principles and require management to make estimates and develop assumptions that affect the amounts reported in the financial statements and related footnotes. Actual results could differ from management's estimates. The following is a summary of the more significant policies.

  Principles of Consolidation: The consolidated financial statements include the accounts of City Holding Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

  Description of Principal Markets and Services: The Company is a bank holding company headquartered in Cross Lanes, West Virginia. In December 1997, the Company restructured its banking subsidiaries into one banking charter, The City National Bank of Charleston (City National Bank). City National Bank and its banking divisions are retail and consumer oriented community banks with offices throughout West Virginia. The nonbanking subsidiaries of the Company are comprised of a full service securities brokerage and investment advisory company located in Charleston and an inactive mortgage banking company.

  In December 1997, the mortgage loan servicing division of the Parent Company was transferred to City National Bank. With the acquisition discussed in Note Three, the mortgage servicing division has loan servicing facilities located in West Virginia and California.

  Cash and Due from Banks: The Company considers cash and due from banks and federal funds sold as cash and cash equivalents. The carrying amounts reported in the December 31, 1997 and 1996, consolidated balance sheets for cash and cash equivalents approximate those assets' fair values.

  Securities: Management determines the appropriate classification of securities at the time of purchase. If management has the intent and the Company has the ability at the time of purchase to hold debt securities to maturity, they are classified as investment securities and are stated at amortized cost, adjusted for amortization of premiums and accretion of discounts. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available for sale along with the Company's investment in equity securities. Securities available for sale are carried at fair value, with the unrealized gains and losses, net of tax, reported in a separate component of stockholders' equity. Securities classified as available for sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, resultant prepayment risk, and other factors.

   The specific identification method is used to determine the cost basis of securities sold.

  Loans: Interest income on loans is accrued and credited to operations based upon the principal amount outstanding, using methods which generally result in level rates of return. The accrual of interest income generally is discontinued when a loan becomes 90 days past due as to principal or interest. When interest accruals are discontinued, unpaid interest recognized in income in the current year is reversed, and interest accrued in prior years is charged to the allowance for loan losses. Management may elect to continue the accrual of interest when the estimated net realizable value of collateral exceeds the principal balance and related accrued interest, and the loan is in process of collection.

  Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

  Loans Held for Sale: Loans held for sale represent mortgage loans the Company has either purchased or originated with the intent to sell or securitize in the secondary market and are carried at the lower of aggregate cost or estimated fair value.

  Mortgage Servicing Rights: On January 1, 1997, the Company adopted
Financial Accounting Standards Board (FASB) Statement No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. Statement No. 125 superseded FASB Statement No. 122, Accounting for Mortgage Servicing Rights, however, the basic accounting principles of Statement No. 122 related to the servicing of financial assets are included in Statement No. 125. Statement No. 125 requires the Company to recognize the financial and servicing assets it controls and the liabilities it has incurred and to derecognize financial assets when control has been surrendered in accordance with the criteria provided in the Statement. The effect of adopting Statement No. 125 did not have a material impact on the Company's financial statements.

  The value of mortgage servicing rights, regardless of how obtained, are capitalized and amortized in proportion to and over the period of estimated net servicing revenues. Impairment of mortgage servicing rights is assessed based on the fair value of those rights. To determine fair value, the Company estimates the present value of future cash flows incorporating various assumptions including servicing income, cost of servicing, discount rates, prepayment speeds, and default rates. For purposes of measuring impairment, the mortgage servicing rights are stratified based upon predominant risk characteristics of the underlying loans.

  Retained Interest: The Company retains a financial interest in its securitized loan sales. This retained interest is generally comprised of two components: excess spread receivable and overcollateralization. Excess spread receivable represents the present value of the excess cash flows generated by the securitized loans. The excess cash flows generally represent the difference between interest at the stated rate paid by borrowers and the sum of (A) pass-through interest paid to third-party investors and (B) on-going securitization expenses, including servicing, insurance, and trustee costs. The Company determines the present value of the excess cash flows at the time each securitization closes, based on valuation assumptions, including default rates, prepayment rates, and discount rates.

  Additionally, the Company provides credit enhancement with respect to the security issued, in the form of overcollateralization. The initial overcollateralization will generally be required to increase to a pre-determined amount, at which time the excess cash flows discussed above will be released, monthly, to the Company. The initial overcollateralization amount will reach the required overcollateralization level through the application of monthly excess cash to accelerate payment of the note(s). Generally, the required overcollateralization amount will decrease or increase, subject to pre-established requirements based on the performance of the collateral loans. The Company determines the present value of cash flows to be received by the Company related to the overcollateralization feature at the time each securitization closes, based on the same assumptions previously discussed for the excess spread component.

  The retained interest is accounted for similar to an available-for-sale security, and as such, the recorded value is adjusted, quarterly, to its estimated fair value with the related increase or decrease in fair value recorded as a separate component of stockholders' equity, net of tax. If the decrease in fair value is determined to be permanent, the impairment is charged to operations. Because the retained interest is uncertificated, the Company has included the recorded value of the retained interest in Other Assets in the consolidated balance sheet.

  Allowance for Loan Losses: The provision for possible loan losses included in the consolidated statements of income is based upon management's evaluation of individual credits in the loan portfolio, historical loan loss experience, current and expected future economic conditions, and other relevant factors. These provisions, less net charge-offs, comprise the allowance for loan losses. In management's judgment, the allowance for loan losses is maintained at a level adequate to provide for probable losses on existing loans. This evaluation is inherently subjective as it requires material estimates including the amounts and timing of future cash flows expected to be received on impaired loans that may be susceptible to significant change. The allowance for loan losses related to loans considered to be impaired are generally evaluated based on the discounted cash flows using the impaired loan's initial effective interest rate or the fair value of the collateral for certain collateral dependent loans.

  Bank Premises and Equipment: Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed primarily by the straight-line method over the estimated useful lives of the assets. Generally, estimated useful lives of bank premises and furniture, fixtures, and equipment do not exceed 30 and 7 years, respectively.

  Intangibles: Intangible assets are comprised of goodwill and core deposits and are included in other assets in the consolidated balance sheets. Goodwill is being amortized on a straight-line basis over a 10 to 15 year period and core deposits are being amortized using accelerated methods over 10 year estimated useful lives.

  The carrying amount of goodwill is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, as indicated based on the estimated undiscounted cash flows of the entity acquired over the remaining amortization period, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows discounted over the remaining amortization period.

  Income Taxes: The consolidated provision for income taxes is based upon reported income and expense. Deferred income taxes (included in other assets) are provided for temporary differences between financial reporting and tax bases of assets and liabilities. The Company files a consolidated income tax return. The respective subsidiaries generally provide for income taxes on a separate return basis and remit amounts determined to be currently payable to the Parent Company.

  Stock-Based Compensation: In accordance with FASB Statement No. 123, Accounting for Stock-Based Compensation, the Company has elected to follow Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its employee stock options. Because the exercise price of the Company's employee stock options granted equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Basic and Diluted Earnings per Common Share: The Company adopted the provisions of FASB Statement No. 128, Earnings per Share, effective December 31, 1997. Under Statement No. 128, basic earnings per share is computed by dividing net income by the weighted-average number of shares of common stock outstanding, while diluted earnings per share is computed by dividing net income by the weighted-average number of shares outstanding increased by the number of shares of common stock which would be issued assuming the exercise of stock options and other immaterial common stock equivalents. The incremental shares related to the options were 15,916 and 1,397 in 1997 and 1996 and other common stock equivalents were 3,500 in 1997. The impact of this change was not significant and all per share amounts for all periods have been presented to conform to Statement No. 128 requirements.

  New Accounting Pronouncements: The effective date of certain provisions of FASB Statement No. 125 related to repurchase agreements, dollar-roll, and securities lending transactions was deferred until January 1, 1998. The adoption of these provisions is not expected to have a significant impact on the financial position or results of operations of the Company.

  During 1997, the FASB issued several new statements which will also become effective in 1998. These pronouncements include Statement No. 129, Disclosure of Information about Capital Structure; Statement No. 130, Reporting Comprehensive Income; and Statement No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company is in the process of fully evaluating these new pronouncements and will adopt them in 1998 in accordance with the requirements. Such adoption is not expected to have a significant impact on the financial position or results of operations of the Company.

  Statements of Cash Flows: Cash paid for interest, including long-term debt, was $44,342,000, $39,008,000, and $32,755,000 in 1997, 1996, and 1995,
respectively. Cash paid for income taxes was $7,663,000, $5,399,000 and $4,055,000 in 1997, 1996, and 1995, respectively.

  Reclassifications: Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform to the 1997 presentation. Such reclassifications had no impact on net income or stockholders' equity.

NOTE TWO
RESTRICTIONS ON CASH AND DUE FROM BANKS

  City National Bank is required to maintain an average reserve balance with the Federal Reserve Bank. The average amount of the balance for the year ended December 31, 1997, was approximately $12,660,000. Included in cash and due from banks at December 31, 1997, is $6,189,000 of cash restricted for mortgage banking activities.

NOTE THREE
ACQUISITIONS

  On November 21, 1997, the Company signed a definitive agreement to acquire Del Amo Savings Bank, FSB (Del Amo). Del Amo is a federally chartered savings bank, headquartered in Torrance, California, with total assets and total deposits of approximately $115 million and $101 million, respectively, at December 31, 1997. Under the terms of the agreement, the Company will acquire all of the outstanding shares of Del Amo common stock in exchange for approximately 254,000 shares of the Company's common stock, valued at approximately $10.7 million. The transaction will be accounted for under the purchase method of accounting.

  In January 1998 and December 1997, City National Bank, a wholly-owned subsidiary of the Company, acquired Jarrett-Aim Communications, Inc. and RMI, Ltd. (RMI), respectively. Jarrett-Aim is a printer and direct mail corporation and RMI is an insurance agency designed to market insurance products and services to select corporate and individual clients. These transactions were accounted for under the purchase method of accounting. Accordingly, the results of operations attributable to the RMI acquisition have been included in the consolidated totals from the date of its acquisition. The assets of Jarrett-Aim and RMI represent less than 1% of total assets of the Company.

  On October 9, 1997, City National Bank acquired First Allegiance Financial Corporation (First Allegiance), a mortgage loan origination company headquartered in Irvine, California. The acquisition involved an initial purchase price of approximately $15 million, which was comprised of 300,000 shares of the Company's common stock valued at approximately $12 million (286,000 issued at the acquisition date and the remaining 14,000 to be issued over a three year period), and cash in exchange for substantially all of the assets and liabilities of First Allegiance, which approximated $7.5 million and $6.8 million, respectively, at September 30, 1997. Additional consideration was contingent upon the First Allegiance division satisfying certain pre-established loan production levels subsequent to the acquisition. As a result of certain loan production levels achieved in the fourth quarter of 1997, the Company paid $3.8 million of additional consideration in January 1998. This transaction was accounted for under the purchase method of accounting. Accordingly, the results of operations attributable to the acquisition have been included in the consolidated totals from the date of acquisition.

  On January 24, 1997, the Company consummated its acquisition of the Old National Bank of Huntington (Old National). Under the terms of the agreement, the Company acquired all the outstanding shares of Old National common stock for 480,917 shares of the Company's common stock valued at approximately $10.1 million. Old National's total assets at December 31, 1996, were approximately $49 million or 4.7% of the Company's consolidated assets. This transaction was accounted for under the pooling of interests method of accounting. However, due to the immateriality of the transaction, prior period financial statements have not been restated and the results of operations attributable to the acquisition have been included in the consolidated totals from the date of acquisition.

  On December 31, 1996, the Company acquired certain assets and assumed certain liabilities of Prime Financial Corporation, a mortgage loan servicing company located in Costa Mesa, California. This transaction, accounted for under the purchase method of accounting, increased the Company's mortgage loan servicing portfolio by approximately $600 million. As a result of a servicing arrangement entered into by the Company, the loan servicing income and expenses of the acquiree have been included in the Company's financial statements since November 1996.

  Pro forma results of operations of the 1997 and 1996 purchase acquisitions as though each had been combined with the Company at the beginning of the periods presented do not differ materially from the results presented herein.

  Intangible assets arising from purchase business combinations consist primarily of goodwill and core deposits which have an aggregate unamortized balance at December 31, 1997 and 1996, of $21,812,000 and $5,781,000,
respectively. Amortization of goodwill and core deposits approximated $1,074,000, $619,000, and $623,000 during the years ended December 31, 1997,
1996, and 1995, respectively.

NOTE FOUR
INVESTMENTS

  In June 1997, the Company reclassified its entire held-to-maturity securities portfolio to the available-for-sale classification. The securities transferred consisted of investment securities with approximate amortized cost and market value of $46.5 million and $46.8 million, respectively. This transfer was made by the Company to provide management more flexibility in managing the Company's liquidity and interest rate risk.

  In November 1995, the Financial Accounting Standards Board (FASB) staff issued a Special Report, A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities. In accordance with provisions in that Special Report, the Company chose to reclassify securities from held to maturity to available for sale. At the date of transfer, the amortized cost of those securities was $69,389,000 and the unrealized gain on those securities was $242,000, which was included in stockholders' equity.

  Included in the Company's investment portfolio are structured notes with an estimated fair value of $4.1 million and $7.3 million at December 31, 1997 and 1996, respectively. Such investments are used by management to enhance yields, diversify the investment portfolio, and manage the Company's exposure to interest rate fluctuations. These securities consist of federal agency securities with an average maturity of less than two years. Management periodically performs sensitivity analyses to determine the Company's exposure to fluctuation in interest rates of 3% and has determined that the structured notes meet regulatory price sensitivity guidelines.


  The aggregate carrying and approximate market values of securities follow. Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.


                                                                       Available-for-Sale Securities
                                                                           Gross          Gross          Estimated
                                                                         Unrealized     Unrealized         Fair
                                                            Cost           Gains          Losses           Value
                                                       -------------------------------------------------------------
                                                                              (in thousands)
December 31, 1997
U.S. Treasury securities and obligations of U.S.
   government corporations and agencies                   $  107,156      $   455        $    315      $  107,296
Obligations of states and political subdivisions              34,195        1,244               3          35,436
Mortgage-backed securities                                     9,200          249              33           9,416
Other debt securities                                          3,203          275                           3,478
                                                       -------------------------------------------------------------
         TOTAL DEBT SECURITIES                               153,754        2,223             351         155,626
Equity securities                                              7,095          281              90           7,286
                                                       -------------------------------------------------------------
                                                          $  160,849      $ 2,504        $    441      $  162,912
                                                       -------------------------------------------------------------

                                                                       Available-for-Sale Securities
                                                                           Gross          Gross          Estimated
                                                                         Unrealized     Unrealized         Fair
                                                            Cost           Gains          Losses           Value
                                                       -------------------------------------------------------------
                                                                              (in thousands)
December 31, 1996
U.S. Treasury securities and obligations of U.S.
   government corporations and agencies                   $   79,311      $   198        $    588      $   78,921
Obligations of states and political subdivisions              11,033          246               4          11,275
Mortgage-backed securities                                    12,347          282              92          12,537
Other debt securities                                          3,332          130                           3,462
                                                       -------------------------------------------------------------
         TOTAL DEBT SECURITIES                               106,023          856             684         106,195
Equity securities                                             16,918          244             413          16,749
                                                       -------------------------------------------------------------
                                                          $  122,941      $ 1,100        $  1,097      $  122,944
                                                       -------------------------------------------------------------


                                                                        Held-to-Maturity Securities
                                                                           Gross          Gross          Estimated
                                                                         Unrealized     Unrealized         Fair
                                                            Cost           Gains          Losses           Value
                                                       -------------------------------------------------------------
                                                                              (in thousands)
December 31, 1996
U.S. Treasury securities and obligations of U.S.
   government corporations and agencies                   $   14,974      $    54        $    133      $   14,895
Obligations of states and political subdivisions              25,015          973              31          25,957
Mortgage-backed securities                                       443                           15             428
Other debt securities                                            546                                          546
                                                       -------------------------------------------------------------
                                                          $   40,978      $ 1,027        $    179      $   41,826
                                                       -------------------------------------------------------------

     The amortized cost and estimated fair value of debt securities at December 31, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.


                                                                                             Estimated
                                                                                               Fair
                                                                               Cost            Value
                                                                         ----------------------------------
                                                                                  (in thousands)
         Available-for-sale
         Due in one year or less                                             $   28,243      $   28,216
         Due after one year through five years                                   90,604          91,542
         Due after five years through ten years                                  24,071          24,727
         Due after ten years                                                      1,636           1,725
                                                                         ----------------------------------
                                                                                144,554         146,210
         Mortgage-backed securities                                               9,200           9,416
                                                                         ----------------------------------
                                                                             $  153,754      $  155,626
                                                                         ----------------------------------

     Gross gains of $389,000, $89,000, and $103,000, and gross losses of $363,000, $2,000, and $101,000, were realized on sales and calls of securities during 1997, 1996, and 1995, respectively.

  The book value of securities pledged to secure public deposits and for other purposes as required or permitted by law approximated $107,147,000 and $112,849,000 at December 31, 1997 and 1996, respectively.

NOTE FIVE
LOANS
  The loan portfolio is summarized as follows:


                                                                                    December 31
                                                                               1997            1996
                                                                         ----------------------------------
                                                                                  (in thousands)

         Commercial, financial and agricultural                              $  232,602      $  224,267
         Residential real estate                                                400,401         338,385
         Installment loans to individuals                                       154,713         142,123
                                                                         ----------------------------------
                                                                             $  787,716      $  704,775
                                                                         ----------------------------------

     The Company grants loans to customers generally within the market areas of City National Bank and its banking divisions. There is no significant concentration of credit risk by industry or by related borrowers. There are no foreign loans outstanding and highly leveraged loan transactions are insignificant.

  The Company originates or purchases FHA Title I home improvement loans, high loan-to-value loans, and other types of second lien mortgages to be sold or securitized. At December 31, 1997 and 1996, these loans held for sale were approximately $114 million and $38 million, respectively. The Company also originates and sells fixed rate mortgage loans on a servicing released basis. At December 31, 1997 and 1996, these loans held for sale were approximately $21 million and $54 million, respectively.

  On December 31, 1997, the Company sold approximately $35 million of second lien mortgage loans held for sale through an asset-backed securitization transaction. As a result, the Company recorded a retained interest of approximately $4.4 million.

NOTE SIX
LOAN SERVICING

  Loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of loans serviced for others was $1.253 billion and $912 million at December 31, 1997 and 1996, respectively. The unpaid principal balances of intercompany loans serviced was $63,254,000 and $28,290,000 at December 31, 1997 and 1996, respectively.

  Mortgage loan servicing rights of $2,462,000 and $1,019,000 at December 31, 1997 and 1996, respectively, are included in other assets in the accompanying balance sheets. The fair value of mortgage loan servicing rights at December 31, 1997 and 1996, was not materially different from the recorded value and since the fair value exceeds the recorded value, no valuation allowance is necessary. Amortization of mortgage loan servicing rights approximated $383,000, $225,000, and $128,000 during the years ended December 31, 1997, 1996, and 1995, respectively.

NOTE SEVEN
ALLOWANCE FOR LOAN LOSSES

  A summary of changes in the allowance for possible loan losses follows:


                                                                    1997          1996           1995
                                                               --------------------------------------------
                                                                             (in thousands)

         Balance at beginning of year                              $ 7,281       $ 6,566        $ 6,477
         Provision for possible loan losses                          1,662         1,678          1,104
         Charge-offs                                                (1,899)       (1,375)        (1,331)
         Recoveries                                                    419           412            316
         Balance of acquired institution                               210
                                                               --------------------------------------------
         BALANCE AT END OF YEAR                                    $ 7,673       $ 7,281        $ 6,566
                                                               --------------------------------------------

     The recorded investment in loans that were considered impaired was $5,947,000 and $4,643,000 at December 31, 1997 and 1996, respectively. Included in these amounts are $1,529,000 and $1,891,000, respectively, of impaired loans for which the related allowance for loan losses is $366,000 and $408,000, respectively. The average recorded investments in impaired loans during the years ended December 31, 1997, 1996 and 1995, were approximately $5,041,000, $4,528,000, and $3,423,000. During the years ended December 31, 1997, 1996, and
1995, $403,000, $332,000, and $328,000, respectively, was recognized as interest income on impaired loans and $126,000, $219,000, and $258,000, respectively, was recognized as interest income using a cash basis method of accounting.


NOTE EIGHT
BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment follows:

                                                             December 31
                                                        1997            1996
                                                      -------------------------
                                                           (in thousands)

         Bank premises                                 $  31,635      $  28,141
         Furniture, fixtures, and equipment               27,992         19,856
                                                      -------------------------
                                                          59,627         47,997
         Less allowance for depreciation                  22,992         17,972
                                                      -------------------------
                                                       $  36,635      $  30,025
                                                      -------------------------

NOTE NINE
SHORT-TERM BORROWINGS

  Short-term borrowings consist primarily of advances from the Federal Home Loan Bank of Pittsburgh (FHLB) and securities sold under agreement to repurchase. The underlying securities included in repurchase agreements remain under the Company's control during the effective period of the agreements. A summary of the Company's short-term borrowings is set forth below:

                                                                  (in thousands)
         1997:
            Average amount outstanding during the year               $  158,428
            Maximum amount outstanding at any month end                 281,504
            Weighted average interest rate:
              During the year                                             5.39%
              End of the year                                             5.56%
         1996:
            Average amount outstanding during the year               $  154,759
            Maximum amount outstanding at any month end                 207,790
            Weighted average interest rate:
              During the year                                             5.26%
              End of the year                                             5.01%
         1995:
            Average amount outstanding during the year               $   98,973
            Maximum amount outstanding at any month end                 190,862
            Weighted average interest rate:
              During the year                                             5.73%
              End of the year                                             5.51%

NOTE TEN
SCHEDULED MATURITIES OF TIME CERTIFICATES OF DEPOSITS OF $100,000 OR MORE

  Scheduled maturities of time certificates of deposits of $100,000 or more outstanding at December 31, 1997, are summarized as follows:

                                                                (in thousands)

         Within one year                                           $  48,869
         Over one through two years                                   19,227
         Over two through three years                                  6,212
         Over three through four years                                   825
         Over four through five years                                  1,345
                                                               -----------------
                  TOTAL                                            $  76,478
                                                               -----------------

NOTE ELEVEN
LONG-TERM DEBT AND UNUSED LINES OF CREDIT

  Long-term debt includes an obligation of the Parent Company consisting of a $35,000,000 revolving credit loan facility with an unrelated party. At December 31, 1997, $33,400,000 was outstanding. The loan has a variable rate (7.8438% at December 31, 1997) with interest payments due quarterly and principal due at maturity in December 1998. Management intends to refinance the loan according to provisions provided in the agreement.

  The loan agreement contains certain restrictive provisions applicable to the Parent Company including limitations on additional long-term debt. The Parent Company has pledged the common stock of City National Bank as collateral for the revolving credit loan.

  City National Bank maintains long-term financing from the FHLB in the form of Long-Term LIBOR Floaters as follows:


                                December 31, 1997
                       -----------------------------------
                            Amount
    Amount Available      Outstanding     Interest Rate     Maturity Date
   -----------------------------------------------------------------------------

       $10,000,000        $10,000,000          5.60%         July 2002
        25,000,000         25,000,000          5.61          September 2002

     The Company has purchased, through its banking divisions, 50,100 shares of FHLB stock at par value. Such purchases entitle the Company to dividends declared by the FHLB and provide an additional source of short-term and long-term funding, in the form of collateralized advances. Additionally, at December 31, 1997, City National Bank has been issued one year flexline commitments of $15.5 million, at prevailing interest rates, from the FHLB with maturities ranging from January to April 1998. Such commitments are subject to satisfying the Capital Stock Requirement provisions, as defined, in the agreement with the FHLB. As of December 31, 1997, there were no amounts outstanding pursuant to the agreements.

  Financing obtained from the FHLB, including the LIBOR Floaters, is based in part on the amount of qualifying collateral available, specifically U.S. Treasury and agency securities, mortgage-backed securities, and residential real estate loans. At December 31, 1997, collateral pledged to the FHLB included approximately $5 million in FHLB capital stock.

NOTE TWELVE
RESTRICTIONS ON SUBSIDIARY DIVIDENDS

  Certain restrictions exist regarding the ability of the subsidiary bank to transfer funds to the Parent Company in the form of cash dividends. The approval of the bank's applicable primary regulator is required prior to the payment of dividends by a subsidiary bank in excess of its earnings retained in the current year plus retained net profits for the preceding two years. During 1998, the subsidiary bank can, without prior regulatory approval, declare dividends of approximately $25,678,000 to the Parent Company, plus retained net profits for the interim period through the date of declaration.

NOTE THIRTEEN
INCOME TAXES

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                       December 31
                                                                   1997           1996
                                                                ----------------------------
                                                                     (in thousands)
         Deferred tax assets:
            Allowance for loan losses                             $ 2,966        $ 2,827
            Loans held for sale                                       832
            Acquired net operating loss carryforward                  741            741
            Deferred compensation payable                             374            391
            Other                                                     198            279
                                                                ----------------------------
                  TOTAL DEFERRED TAX ASSETS                         5,111          4,238
         Deferred tax liabilities:
            Federal income tax allowance for loan losses              148            148
            Premises and equipment                                  1,121            886
            Core deposit intangible                                   358            458
            Loans                                                     187            159
            Securities available for sale                             820              2
            Other                                                     403            406
                                                                ----------------------------
                  TOTAL DEFERRED TAX LIABILITIES                    3,037          2,059
                                                                ----------------------------
                  NET DEFERRED TAX ASSETS                         $ 2,074        $ 2,179
                                                                ----------------------------


     Significant components of the provision for income taxes are as follows:


                                                                    1997          1996           1995
                                                               --------------------------------------------
                                                                             (in thousands)
         Federal:
            Current                                                $ 6,578       $ 5,046        $ 3,930
            Deferred                                                  (713)         (582)          (439)
                                                               --------------------------------------------
                                                                     5,865         4,464          3,491
         State                                                       1,160           874            691
                                                               --------------------------------------------
                  TOTAL                                            $ 7,025       $ 5,338        $ 4,182
                                                               --------------------------------------------

         Current income tax expense attributable to investment securities transactions approximated $10,000, $35,000, and $1,000 in 1997, 1996, and 1995,
respectively.

  As of December 31, 1997, the Company has approximately $1.6 million and $1.8 million, respectively, of federal and state net operating loss carryforwards which expire in 2006.

  A reconciliation between income taxes as reported and the amount computed by applying the statutory federal income tax rate to income before income taxes follows:

                                                                    1997          1996           1995
                                                               --------------------------------------------
                                                                             (in thousands)

         Computed federal taxes and statutory rate                 $ 6,626       $ 5,414        $ 4,515
         State income taxes, net of federal tax benefit                709           502            335
         Tax effects of:
            Nontaxable interest income                                (621)         (685)          (805)
            Other items, net                                           311           107            137
                                                               --------------------------------------------
                                                                   $ 7,025       $ 5,338        $ 4,182
                                                               --------------------------------------------

NOTE FOURTEEN
EMPLOYEE BENEFIT PLANS

  The Company's 1993 Stock Incentive Plan has authorized the grant of options to key employees for up to 300,000 shares of the Company's common stock adjusted for changes in the capital structure of the Company since the adoption of the plan. As of December 31, 1997, 399,300 options are authorized for grant, of which 77,011 have been awarded to date. The options granted have five year terms and vest and become fully exercisable at the end of up to four years of continued employment. Proforma information regarding net income and earnings per share is required by Statement No. 123; however, such information has not been presented herein because the effect of applying Statement 123's fair value method to the Company's stock-based awards results in net income and earnings per share that are not materially different from the amounts reported.

  A summary of the Company's stock option activity and related information for the years ended December 31 is presented below:

                                                             1997                        1996
                                                 ----------------------------------------------------------
                                                                 Weighted-                   Weighted-
                                                                  Average                     Average
                                                                 Exercise                     Exercise
                                                    Options        Price        Options        Price
                                                 ----------------------------------------------------------
         Outstanding at beginning of year            40,511       $  24.50
         Granted                                     36,500          32.53       40,511       $  24.50
         Exercised                                   (2,627)         24.50
                                                 --------------              --------------
         Outstanding at end of year                  74,384       $  26.89       40,511       $  24.50
                                                 --------------              --------------

         Exercisable at end of year                  52,025       $  27.63       22,994       $  24.50

         Weighted-average fair value of
            options                                  $ 7.55                      $ 5.19
            granted during the year

       Exercise prices for options outstanding at December 31, 1997, ranged from $24.50 to $40. The weighted-average remaining contractual life of those options at December 31, 1997, was four years.

  The City Holding Company Profit Sharing and 401(k) Plan (the Plan) is a deferred compensation plan under section 401(k) of the Internal Revenue Code. All employees who complete one year of service are eligible to participate in the Plan. Participants may contribute from 1% to 15% of pre-tax earnings to their respective accounts. These contributions may be invested in any of six investment options selected by the employee, one of which is City Holding Company common stock. The Company matches 50% of the first 6% of compensation deferred by the participant with City Holding Company common stock. Although the profit sharing features of this plan remain intact, future profit contributions, if any, are expected to be made to the employee stock ownership plan discussed below.

  The City Holding Company Employees' Stock Ownership Plan (ESOP), covering all employees who have completed one year of service and have attained the age of 21, was created January 1, 1996 and includes both Money Purchase and Stock Bonus plan features. Annually, the Company will contribute to the Money Purchase account an amount equal to 9% of eligible compensation. Contributions to the Stock Bonus account are discretionary, as determined by the Company's Board of Directors.

  The Company's total expense associated with the Plan and the ESOP (collectively, the benefit plans) approximated $2,455,000, $2,126,000, and $1,400,000 in 1997, 1996, and 1995, respectively. The total number of shares of the Company's common stock held by the benefit plans is 274,557. Other than the benefit plans, the Company offers no postretirement benefits.

NOTE FIFTEEN
TRANSACTIONS WITH DIRECTORS AND OFFICERS

  Subsidiaries of the Company have granted loans to the officers and directors of the Company and its subsidiaries, and to their associates. The loans were made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with unrelated persons and did not involve more than normal risk of collectibility. The aggregate amount of loans outstanding as of December 31, 1997 and 1996, attributable directly and indirectly to these parties, was approximately $34,333,000 and $34,167,000, respectively. During 1997, $16,086,000 of new loans were made and repayments totaled $15,920,000.

NOTE SIXTEEN
OTHER INCOME AND EXPENSES

  The following items of other income and other expense exceeded one percent of total revenue for the respective years:

                                                                    1997          1996           1995
                                                               --------------------------------------------
                                                                             (in thousands)
         Other income:
            Secondary market mortgage loan origination fees        $ 2,458       $   517        $   400
         Other expenses:
            Insurance, including FDIC premiums                         319           700          1,139
            Advertising                                              4,402           914            889
            Bank supplies                                            1,429         1,618          1,236
            Telecommunications                                       1,695         1,082            740


NOTE SEVENTEEN
COMMITMENTS AND CONTINGENT LIABILITIES

  In the normal course of business, certain financial products are offered by the Company to accommodate the financial needs of its customers. Loan commitments (lines of credit) represent the principal off-balance sheet financial product offered by the Company. At December 31, 1997 and 1996, commitments outstanding to extend credit totaled approximately $98,138,000 and $64,379,000, respectively. To a much lesser extent, the Company offers standby letters of credit which require payments to be made on behalf of customers when certain specified future events occur. Amounts outstanding pursuant to such standby letters of credit were $2,498,000 and $2,937,000 as of December 31, 1997 and 1996, respectively. Historically, substantially all standby letters of credit have expired unfunded.

  Both of the above arrangements have credit risks essentially the same as that involved in extending loans to customers and are subject to the Company's standard credit policies. Collateral is obtained based on management's credit assessment of the customer.
Management does not anticipate any material losses as a result of these commitments.

NOTE EIGHTEEN
PREFERRED STOCK AND SHAREHOLDER RIGHTS PLAN

  The Company's Board of Directors has the authority to issue preferred stock, and to fix the designation, preferences, rights, dividends and all other attributes of such preferred stock, without any vote or action by the shareholders. As of December 31, 1997, there are no such shares outstanding, nor are any expected to be issued, except as might occur pursuant to the Stock Rights Plan discussed below.

  The Company's Stock Rights Plan provides that each share of common stock carries with it one right. The rights would be exercisable only if a person or group, as defined, acquired 10% or more of the Company's common stock, or announces a tender offer for such stock. Under conditions described in the Stock Rights Plan, holders of rights could acquire shares of preferred stock or additional shares of the Company's common stock, or in the event of a 50% or more change-in-control, shares of common stock of the acquiror. The value of shares acquired under the plan would equal twice the exercise price.

NOTE NINETEEN
REGULATORY MATTERS

  The Company, including its banking subsidiaries, is subject to various regulatory capital requirements administered by the various banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, action by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. The Company's and its banking subsidiary's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.
  Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined). Management believes, as of December 31, 1997, that the Company and its banking subsidiary met all capital adequacy requirements to which they were subject.

  As of December 31, 1997, the most recent notifications from banking regulatory agencies categorized the Company and its banking subsidiary as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Company and its banking subsidiary must maintain minimum total risk-based, Tier 1 risk-based, and Tier I leverage ratios set forth in the table below. There are no conditions or events since notifications that management believes have changed the institutions' categories. The Company's and its banking subsidiary's actual capital amounts and ratios are presented in the following table.

                                                                                               Well
                                                   1997                     1996           Capitalized    Minimum
                                             Amount       Ratio       Amount      Ratio       Ratio        Ratio
                                         ---------------------------------------------------------------------------
                                                                       (in thousands)
Total Capital (to Risk Weighted
Assets):
   Consolidated                             $   90,515     10.0%     $ 79,439       11.2%      10%           8%
   City National Bank                          109,693     12.3        93,223       13.3       10            8

Tier I Capital (to Risk Weighted
Assets):
   Consolidated                                 82,842      9.2        72,157       10.2        6            4
   City National Bank                          102,020     11.5        85,943       12.2        6            4

Tier I Capital (to Average Assets):
   Consolidated                                 82,842      6.5        72,157        6.6        5            4
   City National Bank                          102,020      7.7        85,943        7.9        5            4


NOTE TWENTY
FAIR VALUES OF FINANCIAL INSTRUMENTS

  FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. FASB No. 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.
  The following table represents the estimates of fair value of financial instruments

                                                       Fair Value of Financial Instruments
                                                      1997                             1996
                                        -------------------------------------------------------------------
                                            Carrying          Fair           Carrying          Fair
                                             Amount           Value           Amount           Value
                                        -------------------------------------------------------------------
                                                                  (in thousands)
         Assets:
            Cash and due from banks         $   87,235      $   87,235       $   47,764      $   47,764
            Securities                         162,912         162,912          163,922         164,770
            Net loans                          772,689         772,240          690,701         693,832
            Loans held for sale                134,990         134,990           92,472          92,472
         Liabilities:
            Demand deposits                    484,936         484,936          440,917         440,917
            Time deposits                      453,562         464,969          387,753         387,808
            Short-term borrowings              130,191         130,191           90,298          90,298
            Long-term debt                      68,400          68,901           34,250          34,245




     The following methods and assumptions were used in estimating fair value amounts for financial instruments:

  The fair values for the loan portfolio are estimated using discounted cash flow analyses at interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. The carrying values of accrued interest approximate fair value.

  The fair values of demand deposits (i.e. interest and noninterest-bearing checking, regular savings, and other types of money market demand accounts) are, by definition, equal to their carrying amounts.

  Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities of time deposits.

  Securities sold under agreements to repurchase represent borrowings with original maturities of less than 90 days. The carrying amount of advances from the FHLB and borrowings under repurchase agreements approximate their fair values.

  The fair values of long-term borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

  The fair values of commitments are estimated based on fees currently charged to enter into similar agreements, taking into consideration the remaining terms of the agreements and the counterparties' credit standing. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair values approximated the carrying values of these commitments and letters of credit as of December 31, 1997 and 1996.

NOTE TWENTY-ONE
CITY HOLDING COMPANY (PARENT COMPANY ONLY)
FINANCIAL INFORMATION

CONDENSED BALANCE SHEETS
                                                                                             December 31
                                                                                        1997            1996
                                                                                  ----------------------------------
                                                                                           (in thousands)
ASSETS
Cash                                                                                  $      163      $    4,243
Securities available for sale                                                              1,140           1,392
Investment in subsidiaries                                                               127,029          93,041
Fixed assets                                                                               6,729           6,584
Other assets                                                                               7,263           5,079
                                                                                  ----------------------------------
         TOTAL ASSETS                                                                 $  142,324      $  110,339
                                                                                  ----------------------------------

LIABILITIES
Long-term debt                                                                        $   33,400      $   24,250
Advances from affiliates                                                                     934             934
Other liabilities                                                                          1,735           5,782
                                                                                  ----------------------------------
         TOTAL LIABILITIES                                                                36,069          30,966

STOCKHOLDERS' EQUITY                                                                     106,255          79,373
                                                                                  ----------------------------------
         TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                   $  142,324      $  110,339
                                                                                  ----------------------------------

     Advances from affiliates, which eliminate for purposes of the Company's consolidated financial statements, represent amounts borrowed from banking subsidiaries to fund the purchase of certain bank premises and to meet other cash needs of the Parent. Such debt is collateralized by the securities and fixed assets of the Parent Company. Interest is due quarterly at prime with principal due at maturity in 1998.


CONDENSED STATEMENTS OF INCOME

                                                                                 Year Ended December 31
                                                                          1997           1996            1995
                                                                     -----------------------------------------------
                                                                                     (in thousands)
INCOME
Dividends from bank subsidiary                                           $   3,430      $   4,180      $  13,465
Mortgage loan servicing fees                                                                1,147
Administrative fees                                                          3,357          2,828
Other income                                                                   925          1,017            640
                                                                     -----------------------------------------------
                                                                             7,712          9,172         14,105
EXPENSES
Interest expense                                                             2,215          1,477          1,144
Other expenses                                                              10,898          9,302          4,206
                                                                     -----------------------------------------------
                                                                            13,113         10,779          5,350
                                                                     -----------------------------------------------
         INCOME BEFORE INCOME TAX BENEFIT AND (EXCESS DIVIDENDS)
           EQUITY IN UNDISTRIBUTED NET INCOME OF SUBSIDIARIES
                                                                            (5,401)        (1,607)         8,755
Income tax benefit                                                          (3,235)        (2,261)        (2,127)
                                                                     -----------------------------------------------
         INCOME BEFORE (EXCESS DIVIDENDS) EQUITY IN UNDISTRIBUTED
           NET INCOME OF SUBSIDIARIES                                       (2,166)           654         10,882
EQUITY IN UNDISTRIBUTED NET INCOME (EXCESS DIVIDENDS)
    OF SUBSIDIARIES                                                         14,630          9,476         (2,164)
                                                                     -----------------------------------------------
         NET INCOME                                                      $  12,464      $  10,130      $   8,718
                                                                     -----------------------------------------------

CONDENSED STATEMENTS OF CASH FLOWS

                                                                                 Year Ended December 31
                                                                          1997           1996            1995
                                                                     -----------------------------------------------
                                                                                     (in thousands)
OPERATING ACTIVITIES
Net income                                                               $  12,464      $  10,130      $   8,718
Adjustments to reconcile net income to net cash (used in)
   provided by
   operating activities:
     Provision for depreciation                                              1,579          1,077            272
     Increase in other assets                                               (2,165)        (2,842)          (882)
     (Decrease) increase in other liabilities                                 (346)         3,807           (300)
     (Equity in undistributed net income) excess dividends of              (14,630)        (9,476)         2,164
       subsidiaries
     Realized investment securities gain                                      (308)
     Other                                                                                    (10)
                                                                     -----------------------------------------------
       NET CASH (USED IN) PROVIDED BY OPERATING ACTIVITIES                  (3,406)         2,686          9,972

INVESTING ACTIVITIES
Proceeds from maturities of investment securities                              375                           836
Proceeds from sales of securities                                              496             43
Purchases of investment securities                                            (363)          (107)          (160)
Net change in loans                                                          1,644            (71)
Cash invested in subsidiaries                                               (4,495)          (625)        (6,082)
Purchases of premises and equipment                                         (3,063)        (4,655)        (1,533)
                                                                     -----------------------------------------------
       NET CASH USED IN INVESTING ACTIVITIES                                (5,406)        (5,415)        (6,939)

FINANCING ACTIVITIES
Proceeds from long-term debt                                                 9,150          9,250         12,525
Principal repayments on long-term debt                                                                    (4,400)
Repayments to bank subsidiary, net                                                                        (4,873)
Cash dividends paid                                                         (4,486)        (3,540)        (3,002)
Purchases of treasury stock                                                    (77)                       (2,286)
Proceeds from sales of treasury stock                                           80             58            152
Exercise of stock options                                                       65
Redemption of dissenter and fractional shares                                                 (22)
                                                                     -----------------------------------------------
       NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                   4,732          5,746         (1,884)
                                                                     -----------------------------------------------
       (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                     (4,080)         3,017          1,149
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               4,243          1,226             77
                                                                     -----------------------------------------------
       CASH AND CASH EQUIVALENTS AT END OF YEAR                          $     163      $   4,243      $   1,226
                                                                     -----------------------------------------------

NOTE TWENTY-TWO
SUMMARIZED QUARTERLY FINANCIAL INFORMATION (UNAUDITED)
  A summary of selected quarterly financial information for 1997 and 1996 follows:

                                                         First        Second        Third       Fourth
                                                        Quarter      Quarter       Quarter      Quarter
                                                     ------------------------------------------------------
                                                           (in thousands, except common share data)
         1997
         Interest income                                $ 21,365     $ 24,687      $ 24,823     $ 25,921
         Interest expense                                  9,558       11,024        11,502       12,607
         Net interest income                              11,807       13,663        13,321       13,314
         Provision for possible loan losses                  388          440           393          441
         Investment securities gains (losses)                 28          (17)            4           11
         Net income                                        2,829        3,175         3,485        2,975
         Basic earnings per common share                    0.47         0.52          0.57         0.47
         Diluted earnings per common share                  0.47         0.52          0.57         0.46
         Average common shares outstanding:
            Basic                                          6,068        6,069         6,071        6,375
            Diluted                                        6,079        6,080         6,089        6,402

         1996
         Interest income                                $ 21,093     $ 21,503      $ 21,485     $ 21,988
         Interest expense                                  9,683        9,435         9,923       10,023
         Net interest income                              11,410       12,068        11,562       11,965
         Provision for possible loan losses                  271          290           382          735
         Investment securities gains                          61            2             5           19
         Net income                                        2,461        2,566         2,543        2,560
         Basic earnings per common share                    0.44         0.46          0.45         0.46
         Diluted earnings per common share                  0.44         0.46          0.45         0.46
         Average common shares outstanding:
            Basic                                          5,586        5,586         5,586        5,586
            Diluted                                        5,586        5,586         5,586        5,587




     Certain amounts previously reported during 1997 have been reclassified to conform to the financial statement presentation. These reclassifications had no impact on net income or stockholders' equity. The 1996 and first three quarters of 1997 earnings per share amounts have been restated to comply with Statement No. 128.